The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. A final prospectus supplement and prospectus will be delivered to purchasers of these securities. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(3)

Registration Nos. 333-114938
333-119134
SUBJECT TO COMPLETION, DATED SEPTEMBER 20, 2004

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 30, 2004

20,000,000 Shares

Common Stock

     The selling stockholder is offering 20,000,000 shares of our common stock by this prospectus supplement and the accompanying prospectus. We will not receive any of the proceeds from the sale of the shares by the selling stockholder.

     Our common stock is traded on the New York Stock Exchange under the symbol “PWR.” The last reported sale price of our common stock on September 17, 2004 was $7.19 per share.

		Underwriting	Net Proceeds to
		Discounts and	Selling
	Price to Public	Commissions	Stockholder

Per Share	$	$	$
Total	$	$	$

     The selling stockholder has granted the underwriters an option for a period of 30 days to purchase up to 3,000,000 additional shares of our common stock solely to cover over-allotments, if any.

     Investing in our common stock involves a high degree of risk. See “Risks of Investing in Our Shares” beginning on page S-9 of this prospectus supplement and page 3 of the accompanying prospectus.

     The underwriters expect to deliver the shares of common stock on or about September      , 2004.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

JPMorgan	Credit Suisse First Boston	Banc of America Securities LLC

First Albany Capital

September      , 2004

Electric Transmission Constraints – U.S. and Canada

RTO West
Midwest ISO
SPP RTO
California ISO
WestConnect
ERCOT
TVA
New England RTO (NERTO)
NE ISO
NY ISO
PJM Interconnection
GridSouth
SeTrans Grid
GridFlorida LLC
KEY CONSTRAINTS
MAJOR TRANSMISSION LINES > 230 kV
0
350
700
miles
Source: *Platts Research*

Projected Percentage Growth in Electricity Demand from 2003 to 2020*

40% to 55%
35% to 40%
30% to 35%
25% to 30%
7% to 25%

*Source: *Platts Transmission & Distribution Sourcebook, Fall 2003,* Platts Research & Consulting

TABLE OF CONTENTS

Prospectus Supplement
About This Prospectus Supplement	ii
Special Note Regarding Forward-Looking Statements	ii
Prospectus Supplement Summary	S-1
The Offering	S-6
Summary Consolidated Financial Data	S-7
Risks of Investing in Our Shares	S-9
Use of Proceeds	S-11
Capitalization	S-11
Price Range of Common Stock	S-12
Dividend Policy	S-12
Selected Consolidated Financial Data	S-13
Management’s Discussion and Analysis of Financial Condition and Results of Operations	S-15
Business	S-32
Management	S-40
Principal and Selling Stockholders	S-43
Description of Capital Stock	S-45
Underwriting	S-50
Notice to Canadian Residents	S-52
Legal Matters	S-53
Experts	S-53
Where You Can Find More Information	S-53
Incorporation of Certain Documents by Reference	S-54
Prospectus
Special Note Regarding Forward-Looking Statements	i
Summary	1
Risks of Investing in Our Shares	3
Proceeds from the Sale of Shares	9
Selling Stockholder	9
How the Shares May Be Distributed	11
Legal Matters	12
Experts	12
Where You Can Find More Information	13
Incorporation of Certain Documents by Reference	13

ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.

     If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We and the selling stockholder are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

     In this prospectus supplement, unless the context indicates otherwise, references to “Quanta,” “we,” “our” or “us” refer to Quanta Services, Inc. and its consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus include statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “project,” “forecast,” “may,” “will,” “should,” “could,” “expect,” “believe” and other words of similar meaning. In particular, these include, but are not limited to, statements relating to the following:

•	projected operating or financial results;

•	expectations regarding capital expenditures;

•	the effects of competition in our markets;

•	the duration and extent of the current economic downturn in the industries we serve; and

•	our ability to achieve cost savings.

     Any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions and by known or unknown risks and uncertainties, including the following:

•	quarterly variations in our operating results due to seasonality and adverse weather conditions;

•	our dependence on fixed price contracts;

•	the inability of our customers to pay for services following a bankruptcy or other financial difficulty;

•	materially adverse changes in economic conditions in the markets served by us or by our customers;

•	rapid technological and structural changes that could reduce the demand for the services we provide;

•	our ability to effectively compete for market share;

•	cancellation provisions within our contracts and the risk that contracts expire and are not renewed;

     • liabilities for claims that are self-insured or for claims that our insurance carrier fails to pay;

ii

•	potential liabilities relating to occupational health and safety matters;

•	retention of key personnel and qualified employees;

•	the impact of our unionized workforce on our operations and our ability to complete future acquisitions;

•	our growth outpacing our infrastructure;

     • our ability to obtain performance bonds;

•	potential exposure to environmental liabilities;

•	the cost of borrowing, availability of credit, debt covenant compliance and other factors affecting our financing activities;

•	our ability to generate internal growth;

•	the adverse impact of goodwill impairments;

•	replacement of our contracts as they are completed or expire;

•	our ability to effectively integrate the operations of our companies;

•	beliefs and assumptions about the collectibility of receivables;

•	beliefs or assumptions about the outlook for markets we serve; and

•	the other risks and uncertainties as are described under “Risks of Investing In Our Shares” in this prospectus supplement and the accompanying prospectus and as may be detailed from time to time in our public filings with the Securities and Exchange Commission (SEC).

     Many of these factors will be important in determining our actual future results. Consequently, no forward-looking statement can be guaranteed. Our actual future results may vary materially from those expressed or implied in any forward-looking statements.

     All of our forward-looking statements, whether written or oral, are expressly qualified by these cautionary statements and any other cautionary statements that may accompany such forward-looking statements. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date of this prospectus supplement.

iii

PROSPECTUS SUPPLEMENT SUMMARY

     The following summary does not contain all of the information that you should consider before investing in our common stock. This summary is qualified in its entirety by the more detailed information, including our consolidated financial statements and related notes thereto, incorporated by reference in this prospectus supplement and the accompanying prospectus. You should carefully consider this entire prospectus supplement and the accompanying prospectus, including the “Risks of Investing In Our Shares” sections, before making an investment decision.

Quanta Services

     We are a leading national provider of specialty contracting solutions to the electric power, gas, telecommunications, cable television and specialty services industries. We believe that we are the largest contractor serving the transmission and distribution sector of the North American electric utility industry. Through our nationwide network, we provide design, installation, repair, maintenance and emergency response services that enable our customers to reduce costs, increase operating efficiencies and improve network performance.

     We have established a nationwide presence with a workforce of over 10,000 employees, which enables us to quickly and reliably serve our diversified customer base. Our customers include many of the leading companies in the industries we serve. For the six months ended June 30, 2004, our single largest customer accounted for approximately 7% of our revenues, and our ten largest customers, listed below, accounted for approximately 30% of our revenues.

•	Puget Sound Energy

•	Southern California Edison

•	CenterPoint Energy

•	San Diego Gas & Electric

•	Ericsson

•	Pacific Gas & Electric

•	Intermountain Rural Electric

•	Adelphia Communications

•	Alabama Power

•	Alltel

     Our revenues for the twelve months ended June 30, 2004 were $1,611.6 million. For the six months ended June 30, 2004, approximately 35% of our revenues were derived from multi-year strategic alliances, and we generated additional recurring revenue through numerous long-term contracts. We believe that our strategic relationships provide us with opportunities for additional business with these customers.

     As of June 30, 2004, our backlog was approximately $1,042.0 million, representing a 6.9% increase over the same period in 2003. Our backlog represents the amount of our revenues that we expect to realize from work to be performed over the next twelve months on uncompleted contracts, including new contractual agreements on which work has not yet begun. In many instances, our customers are not contractually committed to specific volumes of services under our long-term maintenance contracts and many of our contracts may be terminated with notice. There can be no assurance as to our customers’ requirements or that our estimates are accurate.

Industry overview

     We estimate that the total amount of annual outsourced infrastructure spending in the four primary industries we serve is in excess of $30 billion. We believe that we are the largest specialty contractor providing services for the installation and maintenance of network infrastructure and that we and the other five largest specialty contractors providing these services account for less than 15% of this market. Smaller, typically private companies provide the balance of these services.

     We believe the following industry trends impact demand for our services:

     Increasing need to upgrade electric power transmission and distribution networks. The nation’s electrical power grid is aging and requires significant maintenance and expansion to handle the country’s current and growing power needs. According to Cambridge Energy Research Associates, power-generating capacity has increased nearly eight fold over the past ten years. During this same period, according to the Energy Information Administration, demand for electricity has grown over 20%. Transmission capacity, however, has decreased over the last ten years. The awareness of the need to upgrade the grid was heightened by the largest blackout in North America’s history on August 14, 2003.

     In spite of the increase in demand for electricity and generating capacity, a study by Edison Electric Institute and R.J. Rudden & Associates, Inc. estimates that from 2001 to 2003 transmission and distribution capital spending averaged $9 billion per year, a decrease of approximately 25% from the average of the previous 10 years’ spending. We believe the current spending level is insufficient to adequately address infrastructure maintenance requirements, and we expect spending levels to stabilize toward historical levels.

     Increased outsourcing of network infrastructure installation and maintenance. Financial and economic pressures on electric power, gas, telecommunications and cable television providers have caused an increased focus by providers on core competencies and, accordingly, an increase in the outsourcing of network services. According to a research report by Edison Electric Institute, total employment in the electric utility industry declined by approximately 39% between 1990 and 2000, reflecting, in part, the outsourcing trend by utilities. We believe that by outsourcing network services to third-party service providers, our customers can reduce costs, provide flexibility in budgets and improve service and performance. As a specialty contractor with nationwide scope, we are able to leverage our existing labor force and equipment infrastructure across multiple customers and projects, resulting in better utilization of labor and assets.

     Increased opportunities in Fiber-to-the-Premises, or FTTP. We believe that several of the large telecommunications companies are increasing their FTTP initiatives. This last-mile fiber build-out is exemplified by SBC’s announcement in June 2004 that, subject to clarity on applicable regulatory requirements and successful completion of trials, it could commit from $4 billion to $6 billion over the next five years to deploy its Fiber-to-the-Node network. This follows Verizon’s earlier commitment to access one million homes with its FTTP initiative in 2004. While not all of this spending will be for services that we provide, we believe that we are well positioned to furnish infrastructure solutions on a rapid basis for these initiatives.

     Increased demand for comprehensive end-to-end solutions. We believe that electric power, gas, telecommunications and cable television companies will continue to seek service providers who can design, install and maintain their networks on a quick and reliable, yet cost-efficient basis. Accordingly, they are partnering with proven full-service network providers, like us, with broad geographic reach, financial capability and technical expertise.

     Increased capital expenditures resulting from improved customer balance sheets. During the last three years, the industries we serve suffered a severe downturn that resulted in a number of companies, including several of our customers, filing for bankruptcy protection or experiencing financial difficulties. We believe that as our customers continue to improve their balance sheets, both capital spending and maintenance budgets will stabilize and move toward historical levels.

     In the electric power and gas industries, our customers continue to be restrained by limited capital spending, uncertain regulatory progress and competition. While the blackout in the Northeast brought the state of the U.S. transmission grid to the forefront, there has been little regulatory progress or other efforts to identify and develop methods to pay for the upgrades, determine accountability or provide incentives to utilities for infrastructure enhancements to address the bottlenecks and aging systems.

Our strengths

     Geographic reach and significant size and scale. As a result of our nationwide operations and significant scale, we are able to deploy services to customers across the United States. This capability is particularly important to our customers who operate networks that span multiple states or regions. The scale of our operations also allows us to mobilize significant numbers of employees on short notice for emergency service restoration. For example, after the recent damage from Hurricane Frances in August 2004, we quickly deployed approximately 1,300 workers to Florida to restore affected power lines.

     Strong financial profile. Our strong liquidity position provides us with the flexibility to capitalize on new business and growth opportunities. As of June 30, 2004, we had $197.3 million in cash and cash equivalents on our balance sheet and no significant debt obligations maturing before 2007.

     Strong and diverse customer relationships. We have established a solid base of long-standing customer relationships by providing high quality service in a cost-efficient and timely manner. We enjoy multi-year relationships with many of our customers. In some cases, these relationships are decades old. We derive a significant portion of our revenues from strategic alliances or long-term maintenance agreements with our customers, which we believe offer opportunities for future growth. For example, certain of our strategic alliances contain an exclusivity clause or a right of first refusal for a certain type of work or in a certain geographic region.

     Proprietary technology. Our electric power customers benefit from our ability to perform services without interrupting power service to their customers, which we refer to as Energized Services. Our proprietary Linemaster® robotic arm technology enhances our ability to deliver these Energized Services to our customers. We believe that delivery of these services is a significant factor in differentiating us from our competition and winning new business. Our Energized Services workforce is specially trained to deliver these services and operate the Linemaster® robotic arm.

     Delivery of comprehensive end-to-end solutions. We are one of the few network service providers capable of regularly delivering end-to-end solutions on a nationwide basis. As companies in the electric power, gas, telecommunications and cable television industries continue to search for service providers who can effectively design, install and maintain their networks, we believe that our service, industry and geographical breadth place us in a strong position to meet these needs.

     Experienced management team. Our senior management team has an average of 28 years of experience within the contracting industry, and our operating unit executives average over 25 years of experience in their respective industries.

Strategy

     The key elements of our business strategy are:

     Focus on expanding operating efficiencies. We intend to continue to:

•	focus on growth in our more profitable services and on projects that have higher margins;

•	adjust our costs to match the level of demand for our services;

•	combine overlapping operations of certain operating units;

•	share pricing, bidding, technology, equipment and best practices among our operating units; and

•	develop and expand the use of management information systems.

     Focus on organic growth and leveraging existing customer relationships. We believe we can improve our rate of organic growth by expanding the breadth of products and solutions for our existing and potential customer base. We believe the combination of promoting best practices and cross-selling products to our customers positions us well for an improving end-market environment.

     Expand portfolio of services to meet customers’ evolving needs. We continue to offer an expanding portfolio of services that allows us to develop, build and maintain networks on both a regional and national scale and adapt to our customers’ changing needs. We intend to further expand our geographic and technological capabilities through both internal development and innovation and through selective acquisitions.

     Pursue new business opportunities. We continuously evaluate and pursue new business opportunities. For example, we recently established a new subsidiary, Quanta Government Solutions (QGS), that will leverage our core expertise to pursue additional opportunities in the government arena. QGS was formed to respond, as prime contractor, to requests for proposals from the U.S. government for power and communications infrastructure projects in the United States and overseas.

Recent developments

     On August 6, 2004, we reported financial results for the three months and six months ended June 30, 2004. Revenues for the three months ended June 30, 2004 were $389.2 million, compared to revenues of $408.3 million in the second quarter of 2003. Net loss attributable to common stock for the three months ended June 30, 2004 was $3.5 million, or a loss per diluted share of $0.03, compared to a net loss of $9.8 million, or a loss per diluted share of $0.08, in the second quarter of 2003.

     For the six months ended June 30, 2004, our revenues were $744.2 million compared to revenues of $775.4 million for the first six months of 2003. Net loss attributable to common stock for the six months ended June 30, 2004 was $15.2 million, or a loss per diluted share of $0.13, compared to a net loss of $12.6 million, or a loss per diluted share of $0.11, for the first six months of 2003. For more information regarding our financial position and results of operations as of and for the period ended June 30, 2004, please see “Summary Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included herein.

     We have a $185.0 million credit facility with various lenders. The credit facility consists of a $150.0 million letter of credit facility maturing on June 19, 2008, which also provides for term loans, and a $35.0 million revolving credit facility maturing on December 19, 2007, which provides for revolving loans and letters of credit. Effective as of June 30, 2004, we amended our credit facility to ease the maximum funded debt to EBITDA ratio and the minimum interest coverage ratio covenants. The amendment also increased the maximum fee for outstanding letters of credit and the maximum interest rate payable for term loans under the letter of credit portion of the credit facility.

      In June 2002 one of our customers, Adelphia Communications Corporation, filed for bankruptcy. On September 17, 2004, we sold our prepetition receivable due from Adelphia to a third party for approximately $29.5 million in cash, subject to $6.0 million being held by the buyer pending the resolution of certain preferential payment claims. The sale of this receivable is not expected to have a material effect on our financial results. In addition, on September 15, 2004, we received a federal tax refund of approximately $30.2 million. During the third quarter of 2004, we also repaid approximately $18.8 million in indebtedness under the term loan portion of our letter of credit facility and increased the letters of credit outstanding under the letter of credit facility by the same amount.

THE OFFERING

Common stock offered by the selling stockholder	20,000,000 shares

Underwriter’s over-allotment option	3,000,000 shares

Common stock outstanding on September 15, 2004	116,198,894 shares

Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholder. The selling stockholder will receive all net proceeds from the sale of shares of our common stock offered in this prospectus supplement.

New York Stock Exchange symbol	PWR

     Our common stock outstanding on September 15, 2004 excludes:

•	1,154,394 shares of common stock issuable upon exercise of stock options outstanding as of September 15, 2004 at a weighted average exercise price of $11.62 per share; and

•	The shares of common stock issuable upon conversion of our 4.0% convertible subordinated notes due 2007 and our 4.5% convertible subordinated notes due 2023.

SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth, for the periods and as of the dates indicated, our summary consolidated financial data. The summary consolidated financial data as of and for each of the years ended December 31, 2001, 2002 and 2003 were derived from our audited consolidated financial statements. The summary consolidated financial data for the six months ended June 30, 2003 and 2004 were derived from our unaudited consolidated financial statements. These unaudited consolidated financial statements include all adjustments necessary (consisting of normal recurring accruals) for a fair presentation of the financial position and the results of operations for these periods. You should read the summary consolidated financial data set forth below in conjunction with the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” herein and our consolidated financial statements and the notes thereto, which are incorporated by reference herein and have been filed with the SEC. The tables below present amounts in thousands, except per share data.

					Six months ended
	Year ended December 31,				June 30,

	2001	2002	2003		2003	2004

					(unaudited)
Consolidated statements of operations data:
Revenues	$2,014,877	$1,750,713	$1,642,853		$775,431	$744,191
Cost of services (including depreciation)	1,601,039	1,513,940	1,442,958		684,156	671,126

Gross profit	413,838	236,773	199,895		91,275	73,065
Selling, general and administrative expenses(a)	194,575	225,725	176,872		97,771	84,131
Goodwill impairment	—	166,580 (b)	6,452		—	—
Goodwill amortization	25,998	—	—		—	—

Income (loss) from operations	193,265	(155,532)	16,571		(6,496)	(11,066)
Interest expense	(36,072)	(35,866)	(31,822)		(16,102)	(12,594)
Loss on early extinguishment of debt	—	—	(35,055	)(e)	—	—
Other income (expense), net	(227)	(2,446)	(2,763)		584	722

Income (loss) before income tax provision (benefit) and cumulative effect of change in accounting principle	156,966	(193,844)	(53,069)		(22,014)	(22,938)
Provision (benefit) for income taxes	71,200	(19,710)	(18,080)		(7,336)	(7,752)

Income (loss) before cumulative effect of change in accounting principle	85,766	(174,134)	(34,989)		(14,678)	(15,186)
Cumulative effect of change in accounting principle, net of tax	—	445,422 (c)	—		—	—

Net income (loss)	85,766	(619,556)	(34,989)		(14,678)	(15,186)
Dividends on preferred stock, net of forfeitures	930	(11)	(2,109)		(2,109)	—
Non-cash beneficial conversion charge	—	8,508 (d)	—		—	—

Net income (loss) attributable to common stock	$84,836	$(628,053)	$(32,880)		$(12,569)	$(15,186)

Basic earnings (loss) per share	$1.11	$(9.98)	$(0.30)		$(0.11)	$(0.13)

Diluted earnings (loss) per share	$1.10	$(9.98)	$(0.30)		$(0.11)	$(0.13)

Other financial data:
Net cash provided by (used in):
Operating activities	$210,026	$121,522	$117,183		$73,162	$39,632
Investing activities	(221,821)	(70,147)	(42,068)		(18,773)	(10,195)
Financing activities	776	(29,761)	76,610		3,825	(11,746)
Depreciation and amortization	79,374	60,576	60,105		30,208	29,767
Additions of property and equipment	84,982	49,454	35,943		12,477	19,492

	As of December 31,			As of June 30,

	2001	2002	2003	2004

				(unaudited)
Balance sheet data:
Cash and cash equivalents	$6,287	$27,901	$179,626	$197,317
Working capital	335,590	317,356	476,703	456,229
Total assets	2,042,901	1,364,812	1,466,435	1,444,674
Total debt	508,337	392,319	505,585	492,072
Stockholders’ equity	1,206,751	611,671	663,132	652,104

(a)	Selling, general and administrative expenses include bad debt expense of $20.3 million in 2001, $35.7 million in 2002, $19.9 million in 2003, $19.3 million for the six months ended June 30, 2003 and $0.2 million for the six months ended June 30, 2004. Selling, general and administrative expenses also include (1) $1.1 million in proxy defense costs in 2001, and (2) $10.5 million in proxy defense costs and $4.5 million in expensed loan and equity costs associated with amendments of our then existing debt agreements and issuances of stock in 2002.

(b)	We recognized an interim SFAS No. 142 non-cash goodwill impairment charge of $166.6 million during the year ended December 31, 2002. Impairment adjustments recognized after the adoption of SFAS No. 142 are required to be recognized as operating expenses.

(c)	Based on our transitional impairment test performed upon adoption of SFAS No. 142, we recognized a $488.5 million non-cash charge ($445.4 million, net of tax) to reduce the carrying value of goodwill to the implied fair value of our reporting units during the year ended December 31, 2002. Basic and diluted earnings per share before cumulative effect of change in accounting principle were a loss of $2.90 per share.

(d)	The original as-converted share price negotiated with First Reserve Fund IX, L.P. for the Series E Preferred Stock on October 15, 2002 was $3.00 per share, which was an above market price. On December 20, 2002, the date First Reserve purchased the Series E Preferred Stock, our stock closed at $3.35 per share. Accordingly, we recorded a non-cash beneficial conversion charge of $8.5 million based on the $0.35 per share differential. The non-cash beneficial conversion charge is recognized as a deemed dividend to the Series E Preferred Stockholder and is recorded as a decrease to net income attributable to common stock and an increase in additional paid-in capital. The non-cash beneficial conversion charge had no effect on our operating income, cash flows or stockholders’ equity at December 31, 2002.

(e)	In the fourth quarter of 2003, we recorded a $35.1 million loss on early extinguishment of debt comprised of make-whole prepayment premiums, the write-off of unamortized debt issuance costs and other related costs due to the retirement of our senior secured notes and termination of our previous credit facility.

RISKS OF INVESTING IN OUR SHARES

     You should consider the following risk factors, the discussion of risks commencing on page 3 of the accompanying prospectus and the discussion of risks in our other current filings with the SEC under the Exchange Act, which are incorporated herein by reference, in addition to the other information in this prospectus supplement and the accompanying prospectus, in evaluating us, our business and an investment in our common stock. The following risks, as well as other risks and uncertainties, could seriously harm our business and financial results and cause the value of our common stock to decline, which in turn could cause you to lose all or part of your investment.

Risks related to our business

     We extend credit to customers for purchases of our services, and in the past we have had, and in the future we may have, difficulty collecting receivables from major customers that have filed bankruptcy or are otherwise experiencing financial difficulties.

     We grant credit, generally without collateral, to our customers, which include electric power and gas companies, telecommunications and cable television system operators, governmental entities, general contractors, and builders, owners and managers of commercial and industrial properties located primarily in the United States. Consequently, we are subject to potential credit risk related to changes in business and economic factors throughout the United States. Our customers in the telecommunications business have experienced significant financial difficulties and in several instances have filed for bankruptcy. A number of our utility customers are also experiencing business challenges in the current business climate. If additional major customers file for bankruptcy or continue to experience financial difficulties, or if anticipated recoveries relating to receivables in existing bankruptcies or other workout situations fail to materialize, we could experience reduced cash flows and losses in excess of current allowances provided. In addition, material changes in any of our customer’s revenues or cash flows could affect our ability to collect amounts due from them. As of June 30, 2004, total current and non-current accounts and notes receivable were $363.9 million, net of allowances for doubtful accounts of $60.5 million.

     Our casualty insurance carrier for prior periods is experiencing financial distress, which may cause us to be responsible for losses that would otherwise be insured.

     Our casualty insurance carrier for the policy periods from August 1, 2000 to February 28, 2003 is experiencing financial distress, but is currently paying valid claims. In the event that this insurer’s financial situation deteriorates, we may be required to pay certain obligations that otherwise would have been paid by this insurer. At this time, we cannot estimate the likelihood that this insurer will fail to honor its obligations or the amount that we might be required to pay if this insurer should fail to honor its obligations to us. Although we do not expect any failure by this insurer to honor its obligations to us to have a material adverse impact on our financial condition, the impact could be material to our results of operations or cash flow in a given period.

Risks related to our common stock

     Our stock price may fluctuate substantially.

     Our common stock is traded on the New York Stock Exchange under the symbol “PWR.” The market price of our stock has fluctuated substantially in the past and could fluctuate substantially in the future, based on a variety of factors, including our operating results, availability of capital, our ability to comply with reporting requirements under the Sarbanes-Oxley Act of 2002, changes in general conditions in the economy, the financial markets, economic conditions in the markets served by our customers or other developments affecting us, our customers or our competitors, some of which may be unrelated to our performance. Those fluctuations and demand for our services may adversely affect the price of our stock. In addition, if our results of operations fail to meet the expectations of investors, our stock price could decline.

     Furthermore, the stock market in general has experienced volatility that has often been unrelated to the operating performance of companies in our industry. These fluctuations and general economic, political and market conditions may adversely affect the market price of our common stock, regardless of our operating results. Among other things, volatility in our stock price could mean that investors will not be able to sell their shares at or above the prices that they pay in this offering. The volatility also could impair our ability in the future to offer common stock as a source of additional capital or as consideration in the acquisition of other businesses.

     A number of shares of our common stock are or will be eligible for future sale, which may cause our stock price to decline.

     The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the public market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Shares of common stock issued upon the conversion, redemption or repurchase of our $270.0 million issuance of 4.5% convertible subordinated notes could cause substantial dilution to existing stockholders, which could cause the market price of our common stock to decline.

     As of September 15, 2004, we had approximately 116.2 million shares of common stock outstanding. Of those shares, approximately 90.4 million shares will be freely tradeable upon completion of this offering, assuming the over-allotment option is not exercised. Of the remaining shares, approximately 23.3 million may be sold subject to the volume, manner of sale and other conditions of Rule 144. First Reserve Fund IX, L.P., which will, assuming the over-allotment option is not exercised, own approximately 19.0 million shares after the sale of all shares of common stock in this offering, has the ability to cause us to register the resale of their shares under their investor’s rights agreement.

     In addition, approximately 1.2 million shares of common stock are issuable upon the exercise of outstanding stock options issued under our 2001 Stock Incentive Plan. Approximately 2.5 million shares of restricted stock issued to our employees under our 2001 Stock Incentive Plan are outstanding, but have not yet vested. Restricted stock grants under the 2001 Stock Incentive Plan generally vest ratably over three years. All of the shares issued and issuable under our 2001 Stock Incentive Plan have been registered and will be freely tradable upon exercise or vesting.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder. The selling stockholder will receive all net proceeds from the sale of shares offered in this prospectus supplement.

CAPITALIZATION

     The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2004. You should read this information in conjunction with our consolidated financial statements and the notes thereto, which are incorporated by reference herein and have been filed with the SEC.

As of June 30, 2004

(in thousands)
(unaudited)
Cash and cash equivalents	$197,317

Long-term debt (including current maturities):
Credit facility(1)	$45,300
4.5% convertible subordinated notes due 2023	270,000
4.0% convertible subordinated notes due 2007	172,500
Other debt	4,272

Total long-term debt (including current maturities)	492,072

Stockholders’ equity:
Common Stock, $.00001 par value, 300,000,000 shares authorized, 117,263,563 shares issued and 115,999,977 outstanding(2)	—
Limited Vote Common Stock, $.00001 par value, 3,345,333 shares authorized, 1,051,067 shares issued and outstanding	—
Additional paid-in capital	1,081,404
Deferred compensation	(10,013)
Retained deficit	(404,671)
Treasury stock, 1,263,586 shares, at cost	(14,616)

Total stockholders’ equity	652,104

Total capitalization	$1,144,176

(1)	As of June 30, 2004, we had $107.4 million of letters of credit outstanding under our credit facility.

(2)	The number of shares issued and outstanding does not include (a) shares issuable upon conversion of the convertible notes and (b) approximately 1.2 million shares issuable upon the exercise of outstanding stock options as of June 30, 2004.

PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the New York Stock Exchange, or NYSE, under the symbol “PWR.” The following table sets forth, for each of the quarterly periods indicated, the high and low sales prices of our common stock as reported by the NYSE.

	High	Low

Fiscal Year 2002

1st Quarter	$17.43	$11.53
2nd Quarter	18.90	9.40
3rd Quarter	10.19	1.75
4th Quarter	3.94	1.78
Fiscal Year 2003
1st Quarter	$4.10	$2.80
2nd Quarter	8.70	3.18
3rd Quarter	9.87	4.48
4th Quarter	9.10	6.95
Fiscal Year 2004
1st Quarter	$9.52	$6.50
2nd Quarter	7.24	4.83
3rd Quarter (through September 17, 2004)	7.45	5.30

     On September 17, 2004, the last sale price for our common stock as reported by the NYSE was $7.19 per share. As of September 15, 2004, there were 998 holders of record of our common stock.

DIVIDEND POLICY

     We have not paid cash dividends on our common stock since our initial public offering. Further, we currently intend to retain our future earnings, if any, to finance the growth, development and expansion of our business. Accordingly, we do not intend to declare or pay any cash dividends on our common stock in the immediate future. The declaration, payment and amount of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors. These factors include our financial condition, results of operations, cash flows from operations, current and anticipated capital requirements and expansion plans, the income tax laws then in effect and the requirements of Delaware law. In addition, the terms of our credit facility include, and any future financing arrangements we enter into may also include, prohibitions on the payment of cash dividends without the consent of the respective lenders.

SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth, for the periods and as of the dates indicated, our selected consolidated financial data. The selected consolidated financial data as of and for each of the years ended December 31, 1999, 2000, 2001, 2002 and 2003 were derived from our audited consolidated financial statements. The selected consolidated financial data for the six months ended June 30, 2003 and 2004 were derived from our unaudited consolidated financial statements. These unaudited consolidated financial statements include all adjustments necessary (consisting of normal recurring accruals) for a fair presentation of the financial position and the results of operations for these periods. You should read the summary consolidated financial data set forth below in conjunction with the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” herein and our consolidated financial statements and the notes thereto, which are incorporated by reference herein and have been filed with the SEC. The tables below present amounts in thousands, except per share data.

							Six months ended
	Year ended December 31,						June 30,

	1999	2000	2001	2002	2003		2003	2004

							(unaudited)
Consolidated statements of operations data:
Revenues	$925,654	$1,793,301	$2,014,877	$1,750,713	$1,642,853		$775,431	$744,191
Cost of services (including depreciation)	711,353	1,379,204	1,601,039	1,513,940	1,442,958		684,156	671,126

Gross profit	214,301	414,097	413,838	236,773	199,895		91,275	73,065
Selling, general and administrative expenses(a)	80,132	143,564	194,575	225,725	176,872		97,771	84,131
Merger and special charges	6,574 (b)	28,566 (b)	—	—	—		—	—
Goodwill impairment	—	—	—	166,580 (c)	6,452		—	—
Goodwill amortization	10,902	19,805	25,998	—	—		—	—

Income (loss) from operations	116,693	222,162	193,265	(155,532)	16,571		(6,496)	(11,066)
Interest expense	(15,184)	(25,708)	(36,072)	(35,866)	(31,822)		(16,102)	(12,594)
Loss on early extinguishment of debt	—	—	—	—	(35,055	)(f)	—	—
Other income (expense), net	1,429	2,597	(227)	(2,446)	(2,763)		584	722

Income (loss) before income tax provision (benefit) and cumulative effect of change in accounting principle	102,938	199,051	156,966	(193,844)	(53,069)		(22,014)	(22,938)
Provision (benefit) for income taxes	48,999	93,328	71,200	(19,710)	(18,080)		(7,336)	(7,752)

Income (loss) before cumulative effect of change in accounting principle	53,939	105,723	85,766	(174,134)	(34,989)		(14,678)	(15,186)
Cumulative effect of change in accounting principle, net of tax	—	—	—	445,422 (d)	—		—	—

Net income (loss)	53,939	105,723	85,766	(619,556)	(34,989)		(14,678)	(15,186)
Dividends on preferred stock, net of forfeitures	260	930	930	(11)	(2,109)		(2,109)	—
Non-cash beneficial conversion charge	—	—	—	8,508 (e)	—		—	—

Net income (loss) attributable to common stock	$53,679	$104,793	$84,836	$(628,053)	$(32,880)		$(12,569)	$(15,186)

Basic earnings (loss) per share	$1.08	$1.50	$1.11	$(9.98)	$(0.30)		$(0.11)	$(0.13)

Diluted earnings (loss) per share	$1.00	$1.42	$1.10	$(9.98)	$(0.30)		$(0.11)	$(0.13)

Other financial data:
Net cash provided by (used in):
Operating activities	$46,326	$45,422	$210,026	$121,522	$117,183		$73,162	$39,632
Investing activities	(368,262)	(361,998)	(221,821)	(70,147)	(42,068)		(18,773)	(10,195)
Financing activities	329,465	323,107	776	(29,761)	76,610		3,825	(11,746)
Depreciation and amortization	35,163	57,294	79,374	60,576	60,105		30,208	29,767
Additions of property and equipment	61,124	89,610	84,982	49,454	35,943		12,477	19,492

	As of December 31,					As of June 30,

	1999	2000	2001	2002	2003	2004

						(unaudited)
Balance sheet data:
Cash and cash equivalents	$10,775	$17,306	$6,287	$27,901	$179,626	$197,317
Working capital	164,140	353,729	335,590	317,356	476,703	456,229
Total assets	1,159,636	1,871,897	2,042,901	1,364,812	1,466,435	1,444,674
Total debt	206,322	499,874	508,337	392,319	505,585	492,072
Stockholders’ equity	756,925	1,068,956	1,206,751	611,671	663,132	652,104

(a)	Selling, general and administrative expenses include bad debt expense of $1.7 million in 1999, $7.2 million in 2000, $20.3 million in 2001, $35.7 million in 2002, $19.9 million in 2003, $19.3 million for the six months ended June 30, 2003 and $0.2 million for the six months ended June 30, 2004. Selling, general and administrative expenses also include (1) $1.1 million in proxy defense costs in 2001, and (2) $10.5 million in proxy defense costs and $4.5 million in expensed loan and equity costs associated with amendments of our then existing debt agreements and issuances of stock in 2002.

(b)	In June 1999, as a result of the termination of an Employee Stock Ownership Plan associated with a company acquired in a pooling transaction, we incurred a non-cash compensation charge of $5.3 million and an excise tax charge of $1.1 million. We also incurred $137,000 in merger charges associated with a pooling transaction in the first quarter of 1999. In December 2000, we agreed to conclude our obligations under our management services agreement with Aquila Inc. in exchange for a one-time payment to Aquila of approximately $28.6 million.

(c)	We recognized an interim SFAS No. 142 non-cash goodwill impairment charge of $166.6 million during the year ended December 31, 2002. Impairment adjustments recognized after the adoption of SFAS No. 142 are required to be recognized as operating expenses.

(d)	Based on our transitional impairment test performed upon adoption of SFAS No. 142, we recognized a $488.5 million non-cash charge ($445.4 million, net of tax) to reduce the carrying value of goodwill to the implied fair value of our reporting units during the year ended December 31, 2002. Basic and diluted earnings per share before cumulative effect of change in accounting principle were a loss of $2.90 per share.

(e)	The original as-converted share price negotiated with First Reserve Fund IX, L.P. for the Series E Preferred Stock on October 15, 2002 was $3.00 per share, which was an above market price. On December 20, 2002, the date First Reserve purchased the Series E Preferred Stock, our stock closed at $3.35 per share. Accordingly, we recorded a non-cash beneficial conversion charge of $8.5 million based on the $0.35 per share differential. The non-cash beneficial conversion charge is recognized as a deemed dividend to the Series E Preferred Stockholder and is recorded as a decrease to net income attributable to common stock and an increase in additional paid-in capital. The non-cash beneficial conversion charge had no effect on our operating income, cash flows or stockholders’ equity at December 31, 2002.

(f)	In the fourth quarter of 2003, we recorded a $35.1 million loss on early extinguishment of debt comprised of make-whole prepayment premiums, the write-off of unamortized debt issuance costs and other related costs due to the retirement of our senior secured notes and termination of our previous credit facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our historical consolidated financial statements and related notes thereto incorporated by reference herein. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in the “Risks of Investing In Our Shares” sections herein.

     We derive our revenues from one reportable segment by providing specialized contracting services and offering comprehensive network solutions. Our customers include electric power, gas, telecommunications and cable television companies, as well as commercial, industrial and governmental entities. We had consolidated revenues for the six months ended June 30, 2004 of $744.2 million, of which 62% was attributable to electric power and gas customers, 13% to telecommunications customers, 5% to cable television operators and 20% to ancillary services, such as inside electrical wiring, intelligent traffic networks, cable and control systems for light rail lines, airports and highways, and specialty rock trenching, directional boring and road milling for industrial and commercial customers. We had consolidated revenues for the year ended December 31, 2003 of $1.6 billion, of which 60% was attributable to electric power and gas customers, 15% to telecommunications customers, 7% to cable television operators and 18% to ancillary services.

     We enter into various types of contracts including competitive unit price, cost-plus or time and materials basis, or fixed price, the final terms and prices of which we frequently negotiate with the customer. Although the terms of our contracts vary considerably, most are made on either a unit price or fixed price basis in which we agree to do the work for a price per unit of work performed (unit price) or for a fixed amount for the entire project (fixed price). We complete a substantial majority of our fixed price projects within one year, while we frequently provide maintenance and repair work under open-ended, unit price or cost-plus master service agreements which are renewable annually. Some of our customers require us to post performance and payment bonds upon execution of the contract, depending upon the nature of the work to be performed.

     Cost of services consists primarily of salaries, wages and benefits to employees, depreciation, fuel and other equipment expenses, equipment rentals, subcontracted services, insurance, facilities expenses, materials and parts and supplies. Our gross margin, which is gross profit expressed as a percentage of revenues, is typically higher on projects where labor, rather than materials, constitute a greater portion of the cost of services. We seek higher margins on our labor-intensive projects because we can generally predict materials costs more accurately than labor costs. Operating margins could be impacted by fluctuations in insurance accruals related to our deductibles in the period in which such adjustments are made. As of June 30, 2004, we have a deductible of $1,000,000 per occurrence related to employer’s liability and general liability claims and a deductible of $2,000,000 per occurrence for automobile liability and workers’ compensation insurance. We also have a non-union employee related health care benefit plan that is subject to a deductible of $250,000 per claimant per year.

     Selling, general and administrative expenses consist primarily of compensation and related benefits to management, administrative salaries and benefits, marketing, office rent and utilities, communications, professional fees and bad debt expense. Selling, general and administrative expenses can be impacted by our customers’ inability to pay for services performed.

Seasonality; fluctuations of results

     Our results of operations can be subject to seasonal variations. During the winter months, demand for new projects and new maintenance service arrangements may be lower due to reduced construction activity.

However, demand for repair and maintenance services attributable to damage caused by inclement weather during the winter months may partially offset the loss of revenues from lower demand for new projects and new maintenance service arrangements. Additionally, our industry can be highly cyclical. As a result, our volume of business may be adversely affected by declines in new projects in various geographic regions in the United States. Typically, we experience lower gross and operating margins during the winter months due to lower demand for our services and more difficult operating conditions. The financial condition of our customers and their access to capital, variations in the margins of projects performed during any particular quarter, the timing and magnitude of acquisition assimilation costs, regional economic conditions and timing of acquisitions may also materially affect quarterly results. Accordingly, our operating results in any particular quarter or year may not be indicative of the results that can be expected for any other quarter or for any other year.

Significant balance sheet changes

June 30, 2004 compared to December 31, 2003

     Total assets decreased approximately $21.8 million as of June 30, 2004 compared to December 31, 2003. This decrease is primarily due to the following, offset by an increase in cash discussed in Liquidity and Capital Resources:

•	Accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts decreased $26.3 million primarily due to lower revenues during the second quarter of 2004 as compared to the last quarter of 2003, coupled with collection on accounts that were outstanding at December 31, 2003. In addition, approximately $6.9 million in balances have been reclassified to non-current Accounts and Notes Receivable due to a dispute with one customer. We are uncertain as to whether the receivable will be collected within the next twelve months.

•	Prepaid expenses and other current assets decreased $10.0 million primarily due to $4.6 million of amortization of prepaid insurance and the use of $5.4 million of restricted cash to pay casualty insurance claims.

•	Property and equipment, net decreased $11.8 million due to depreciation expense of $29.3 million recorded during the period and the sale of property and equipment, offset by increases as a result of capital expenditures of $19.5 million.

•	Accounts and Notes Receivable, net increased $7.6 million primarily due to a reclassification of the amount due from one customer from current accounts receivable due to uncertainty related to the collectibility of this receivable within the next twelve months.

     As of June 30, 2004, total liabilities decreased approximately $10.7 million and stockholders’ equity decreased approximately $11.0 million compared to December 31, 2003. These fluctuations were primarily due to the following:

•	Accounts payable and accrued expenses increased $8.4 million primarily due to an $8.7 million increase in accrued compensation and other related costs related to a full work week of accrued wages at the end of the second quarter 2004 as compared to a reduced work week at the end of 2003 due to the holidays and a $3.9 million increase in accrued interest and fees due to the timing of interest payments, partially offset by a $4.5 million decrease in trade accounts payable.

•	Deferred income taxes and other non-current liabilities decreased $3.9 million due to the recording of a $13.2 million long-term deferred tax asset resulting from an increase in the net operating loss carryforward relating to the net loss for the period. Long-term deferred tax assets are netted against long-term deferred tax liabilities for financial statement presentation purposes. The decrease was partially offset by an increase of $8.2 million in the long-term portion of our self-insurance reserves.

•	Stockholders’ equity decreased $11.0 million as a result of the net loss attributable to common stock of $15.2 million and treasury stock recorded in the amount of $2.9 million for shares withheld from employees’ restricted stock vesting to satisfy their withholding tax obligations. These decreases were partially offset by an income tax benefit of $2.5 million relating to stock based compensation, the issuance of approximately $1.7 million in shares of common stock pursuant to our Employee Stock Purchase Plan and amortization of the deferred compensation component of stockholders’ equity in the amount of $2.3 million.

December 31, 2003 compared to December 31, 2002

     Total assets increased approximately $101.6 million as of December 31, 2003 compared to December 31, 2002. This increase is primarily due to the following:

•	Cash increased $151.7 million due to cash flow from operations of $117.2 million and cash flow from financing activities of $76.6 million. Included in cash flow from operations is the receipt of $44.0 million in tax refunds as a result of income tax carryback claims filed during 2003.

•	Current deferred taxes decreased $23.6 million due to certain items that we deducted for tax purposes in the 2002 tax return, which were originally not expected to be deducted in 2002.

•	Prepaid expenses and other current assets increased $31.8 million due to an increase in income taxes receivable of $18.2 million associated with the recording of a federal net operating loss in 2003, which we intend to file as a carryback claim with the Internal Revenue Service in 2004. The increase was also due to the net funding of a cash trust account for the current portion of self-insurance claims liability in the amount of $8.7 million and to a net change in prepayments for insurance policy renewals in the amount of $3.6 million, partially offset by monthly amortization of various prepaid balances.

•	Property and equipment, net decreased $28.0 million due to depreciation expense of $59.5 million recorded during the period and $4.4 million for the sale of equipment that was no longer being used by certain of our subsidiaries, partially offset by increases as a result of capital expenditures of $35.9 million.

•	Accounts and notes receivable, net decreased $16.6 million primarily due to additional allowances recorded during the period.

•	Other assets, net increased $6.3 million primarily due to deferred loan costs of approximately $12.1 million associated with the issuance of convertible subordinated notes and a new credit facility partially offset by the write-off of approximately $3.3 million of financing costs associated with the senior secured notes and our previous credit facility. In addition, an investment in a fiber network was disposed of at loss of approximately $2.9 million.

     In 2003, total liabilities increased approximately $123.1 million, redeemable common stock decreased $72.9 million and stockholders’ equity increased approximately $51.5 million compared to 2002. These fluctuations were primarily due to the following:

•	Long-term debt, including current maturities, decreased $156.7 million primarily due to the repayment of $210.0 million of senior secured notes, partially offset by $56.0 million drawn as a term loan under the new credit facility.

•	Convertible subordinated notes increased by $270.0 million as the notes were issued during the fourth quarter of 2003.

•	Deferred income taxes and other non-current liabilities increased $21.0 million as a result of the recording of $14.0 million in additional long-term tax liabilities and an increase of $8.8 million in the long-term portion of our self-insurance reserves.

•	Redeemable common stock decreased $72.9 million. On December 20, 2002, First Reserve purchased from us approximately 2.4 million shares of newly issued Series E Preferred Stock at $30.00 per share, for an investment of approximately $72.9 million. The shares of Series E Preferred Stock were converted into 24.3 million shares of common stock on December 31, 2002. Through February 20, 2003, First Reserve had the right to require us to repurchase for cash the shares of common stock issued as a result of the conversion of the shares of Series E Preferred Stock if we had a change in control. As such, the investment had been reflected in the consolidated balance sheet as redeemable common stock at December 31, 2002. On February 20, 2003, at the expiration of the right, the redeemable common stock was reclassified to stockholders’ equity.

•	Stockholders’ equity increased $51.5 million primarily due to the reclassification of redeemable common stock of $72.9 million to stockholders’ equity, the issuance of approximately $3.5 million of common stock pursuant to our Employee Stock Purchase Plan, the issuance of approximately $3.6 million of common stock pursuant to First Reserve’s exercise of their preemptive rights and the net effect of amortization, grants and forfeitures of restricted stock in the amount of $2.8 million. These increases were partially offset by a net loss attributable to common stock of $32.9 million.

Results of operations

     The following table sets forth selected statements of operations data and such data as a percentage of revenues for the periods indicated:

	Year ended December 31,						Six months ended June 30,

	2001		2002		2003		2003		2004

	(dollars in thousands)						(unaudited)
Revenues	$2,014,877	100.0%	$1,750,713	100.0%	$1,642,853	100.0%	$775,431	100.0%	$744,191	100.0%
Cost of services (including depreciation)	1,601,039	79.5	1,513,940	86.5	1,442,958	87.8	684,156	88.2	671,126	90.2

Gross profit	413,838	20.5	236,773	13.5	199,895	12.2	91,275	11.8	73,065	9.8
Selling, general and administrative expenses	194,575	9.6	225,725	12.9	176,872	10.8	97,771	12.6	84,131	11.3
Goodwill impairment	—	—	166,580	9.5	6,452	0.4	—	—	—	—
Goodwill amortization	25,998	1.3	—	—	—	—	—	—	—	—

Income (loss) from operations	193,265	9.6	(155,532)	(8.9)	16,571	1.0	(6,496)	(0.8)	(11,066)	(1.5)
Interest expense	(36,072)	(1.8)	(35,866)	(2.0)	(31,822)	(1.9)	(16,102)	(2.1)	(12,594)	(1.7)
Loss on early extinguishment of debt	—	—	—	—	(35,055)	(2.1)	—	—	—	—
Other income (expense), net	(227)	—	(2,446)	(0.1)	(2,763)	(0.2)	584	0.1	722	0.1

Income (loss) before income tax provision (benefit) and cumulative effect of change in accounting principle	156,966	7.8	(193,844)	(11.0)	(53,069)	(3.2)	(22,014)	(2.8)	(22,938)	(3.1)
Provision (benefit) for income taxes	71,200	3.5	(19,710)	(1.1)	(18,080)	(1.1)	(7,336)	(0.9)	(7,752)	(1.1)

Income (loss) before cumulative effect of change in accounting principle	85,766	4.3	(174,134)	(9.9)	(34,989)	(2.1)	(14,678)	(1.9)	(15,186)	(2.0)
Cumulative effect of change in accounting principle, net of tax	—	—	445,422	25.4	—	—	—	—	—	—

Net income (loss)	85,766	4.3	(619,556)	(35.3)	(34,989)	(2.1)	(14,678)	(1.9)	(15,186)	(2.0)
Dividends on preferred stock, net of forfeitures	930	0.1	(11)	—	(2,109)	(0.1)	(2,109)	(0.3)	—	—
Non-cash beneficial conversion charge	—	—	8,508	0.5	—	—	—	—	—	—

Net income (loss) attributable to common stock	$84,836	4.2%	$(628,053)	(35.8)%	$(32,880)	(2.0)%	$(12,569)	(1.6)%	$(15,186)	(2.0)%

Six months ended June 30, 2004 compared to the six months ended June 30, 2003

     Revenues. Revenues decreased $31.2 million or 4.0%, to $744.2 million for the six months ended June 30, 2004, with revenues derived from the electric power and gas network service industry decreasing by $15.6 million, revenues from the telecommunications network services industry decreasing by approximately $15.6 million and revenues from the cable television network services industry decreasing by approximately $13.3 million. These decreases were partially offset by increases in revenues from ancillary services in the amount of $13.3 million. The overall decrease in revenues was due to the continued decline in capital spending by our customers as many of them continue to face significant financial pressures, which have negatively impacted the award of work to specialty contractors. We have also become more selective in the jobs we pursue. Pricing pressures have also contributed to lower revenues as the competitive bid environment has tightened.

     Gross profit. Gross profit decreased $18.2 million, or 20.0%, to $73.1 million for the six months ended June 30, 2004. As a percentage of revenue, gross margin decreased from 11.8% for the six months ended June 30, 2003 to 9.8% for the six months ended June 30, 2004. This decrease in gross margin resulted primarily from pricing pressures on work performed for utility and cable customers, and increased fuel, safety and insurance costs, partially offset by higher margins on work performed for telecommunications customers. In addition, we also experienced cost overruns and weather delays on certain projects during the first quarter of 2004.

     Selling, general and administrative expenses. Selling, general and administrative expenses decreased $13.6 million, or 14.0%, to $84.1 million for the six months ended June 30, 2004. During the six months ended June 30, 2003, we recorded $19.3 million in bad debt expense compared to only $0.2 million during the six months ended June 30, 2004. Excluding bad debt expense, selling, general and administrative expenses for the six months ended June 30, 2004 increased $5.5 million primarily due to $3.4 million in increased professional fees primarily due to costs associated with meeting the requirements of the Sarbanes-Oxley Act of 2002 and the implementation of new safety initiatives, $1.5 million in costs associated with the start up of our government solutions subsidiary, an increase of $1.2 million due to higher non-cash compensation expense associated with the issuance of restricted stock, and an increase of $1.0 million in salaries and benefits primarily due to higher insurance and benefits costs and cost of living increases. The increases were partially offset by the recording of $1.3 million in net gains on sale of property and equipment during 2004, as compared to $0.7 million of net losses on sale of property and equipment during 2003.

     Interest expense. Interest expense decreased $3.5 million, or 21.8%, to $12.6 million for the six months ended June 30, 2004. This decrease was due to our refinancing of the majority of our outstanding debt during the fourth quarter of 2003 at lower interest rates.

     Provision (benefit) for income taxes. As of June 30, 2004, estimates of our income before taxes for the year ended December 31, 2004 are at levels such that small fluctuations in estimated income before taxes could produce large changes in the estimated annual effective tax rate. Therefore, for the six months ended June 30, 2004, we have provided for taxes based upon the year-to-date loss without regard to year end estimates. The benefit for income taxes was $7.8 million for the six months ended June 30, 2004, with an effective tax rate of 33.8% compared to a benefit of $7.3 million for the six months ended June 30, 2003, with an effective tax rate of 33.3%. The effective tax rates for both periods are below the statutory rates due to the impact of estimated non-deductible items on taxable income for the periods.

     Dividends on preferred stock, net of forfeitures. For the six months ended June 30, 2003, we recorded approximately $2.1 million in forfeitures of dividends on the Series A Convertible Preferred Stock. In the first quarter of 2003, all remaining outstanding shares of Series A Convertible Preferred Stock were converted into shares of common stock. There are currently no outstanding shares of Series A Convertible Preferred Stock and the series was eliminated during the second quarter of 2003. Any dividends that had accrued on the respective shares of Series A Convertible Preferred Stock were reversed on the date of conversion.

Year ended December 31, 2003 compared to the year ended December 31, 2002

     Revenues. Revenues decreased $107.9 million to $1.6 billion, or 6.2%, for the year ended December 31, 2003, with revenues derived from the cable television network services industry decreasing by approximately $81.5 million and revenues from the telecommunications network services industry decreasing by approximately $48.9 million. These decreases were partially offset by increases in revenues derived from the electric power and gas network services industry of approximately $7.5 million and revenues from ancillary services increasing approximately $15.1 million. The overall decrease was due to the continued reduction in capital spending by our customers, which negatively impacted the award of work to specialty contractors. Pricing pressures have also contributed to lower revenues as the competitive bid environment has tightened.

     Gross profit. Gross profit decreased $36.9 million, or 15.6%, to $199.9 million for the year ended December 31, 2003. As a percentage of revenue, gross margin decreased from 13.5% for the year ended December 31, 2002 to 12.2% for the year ended December 31, 2003. The decrease in gross margin was attributable to the negative impact of the factors affecting revenue noted above, shutdowns, delays and substantial operating inefficiencies resulting from severe snowfall in the Northeast and Mountain regions of the United States during the first quarter of 2003 and substantially higher than normal rainfall amounts in the South and Southeast during the first and second quarters of 2003, partially offset by increased margins on telecommunications revenues.

     Selling, general and administrative expenses. Selling, general and administrative expenses decreased $48.9 million, or 21.6%, to $176.9 million for the year ended December 31, 2003. During the year ended December 31, 2003, we recorded $19.9 million in bad debt expense. During the year ended December 31, 2002, we recorded $35.7 million in bad debt expense, $10.5 million in proxy defense costs and $4.5 million in expensed loan and equity costs associated with amendments of our then existing debt agreements and issuances of stock. Absent these items, selling, general and administrative expenses for the year ended December 31, 2003 decreased approximately $18.1 million primarily due to reductions in salary and benefit costs, facility related costs and travel and entertainment costs as a result of reductions in personnel and the closure of certain offices.

     Goodwill impairment. During the year ended December 31, 2003, as a result of our annual impairment test, we recognized a non-cash SFAS No. 142 goodwill impairment charge of $6.5 million. During the year ended December 31, 2002, we recognized an interim non-cash SFAS No. 142 goodwill impairment charge of $166.6 million.

     Interest expense. Interest expense decreased $4.0 million, or 11.3%, to $31.8 million for the year ended December 31, 2003. This decrease was due to lower average levels of debt in 2003 and an expense of approximately $1.0 million for unamortized debt issuance costs relating to amendments of the credit facility charged to interest expense during the year ended December 31, 2002. These decreases were partially offset by increased interest rates.

     Loss on early extinguishment of debt. During the year ended December 31, 2003, we recognized $35.1 million of loss on early extinguishment of debt comprised of make-whole prepayment premiums in the amount of $31.3 million, the write-off of unamortized debt issuance costs of $3.3 million associated with the retirement of our senior secured notes and the termination of our previous credit facility together with other related costs of $0.5 million.

     Provision (benefit) for income taxes. The benefit for income taxes was $18.1 million for the year ended December 31, 2003, with an effective tax rate of 34.1%, compared to a benefit of $19.7 million for the year ended December 31, 2002, with an effective tax rate of 10.2%. The 2002 annual effective tax rate reflects a benefit for income taxes at a rate that is lower than the 2003 annual effective tax rate primarily due to the significant 2002 interim goodwill impairment charge, the majority of which was not deductible for tax purposes, thereby reducing the amount of tax benefit recorded for the year ended December 31, 2002.

     Dividends on preferred stock, net of forfeitures. For the year ended December 31, 2003, we recorded approximately $2.1 million in forfeitures of dividends on the Series A Convertible Preferred Stock. During the first quarter of 2003, all outstanding shares of Series A Convertible Preferred Stock were converted into shares of common stock and the series was eliminated during the second quarter of 2003. Any dividends that had accrued on the respective shares of Series A Convertible Preferred Stock were forfeited and reversed on the date of conversion.

Year ended December 31, 2002 compared to the year ended December 31, 2001

     Revenues. Revenues decreased $264.2 million, or 13.1%, to $1.75 billion for the year ended December 31, 2002, with revenues derived from the telecommunications network services industry decreasing by approximately $313.3 million and revenues from the cable television network services industry decreasing by approximately $81.0 million. These decreases were partially offset by increases in revenues from the electric power and gas network services industry of approximately $121.4 million and revenues from ancillary services increasing approximately $8.8 million. Also offsetting the decrease is a full year of contributed revenues for those companies acquired during 2001. The overall decrease was due to the continued reduction in capital spending by our customers, the inability of certain of these customers to raise new capital, bankruptcies of certain customers and the overall downturn in the national economy, which had negatively impacted the award of work to specialty contractors. Pricing pressures also contributed to lower revenues as the competitive bid environment tightened.

     Gross profit. Gross profit decreased $177.1 million to $236.8 million for the year ended December 31, 2002. Gross margin decreased from 20.5% for the year ended December 31, 2001 to 13.5% for the year ended December 31, 2002. The decrease in gross margin resulted primarily from declining volumes due to economic factors noted above, significantly lower margins on work performed due to increased pricing pressures and lower asset utilization. The decrease also resulted from higher than normal transition costs during the first six months of 2002 on one telecommunications outsourcing contract.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased $31.2 million, or 16.0%, to $225.7 million for the year ended December 31, 2002. During the year ended December 31, 2002, we recorded $35.7 million in bad debt expense, $10.5 million in proxy costs and $4.5 million in expensed loan and equity transaction costs associated with amendments of our existing debt agreements and issuances of stock. During the year ended December 31, 2001, we recorded $20.3 million in bad debt expense and $1.1 million in proxy costs. Excluding the impact of these items, selling, general and administrative expenses for the year ended December 31, 2002 increased approximately $1.8 million, primarily due to the inclusion of a full year of costs associated with companies acquired during 2001 and higher professional fees due to increased collection efforts on troubled accounts, partially offset by reductions in personnel and bonuses. As a percentage of revenues, selling, general and administrative expenses increased due to the items noted above, as well as the impact of lower revenues.

     Goodwill impairment. During the year ended December 31, 2002, we recognized an interim non-cash SFAS No. 142 goodwill impairment charge of $166.6 million. Any interim impairment adjustments recognized after adoption are required to be recognized as operating expenses. The primary factor contributing to the interim impairment charge was the overall deterioration of the business climate during 2002 in the markets we serve.

     Interest expense. Interest expense decreased $0.2 million, or 0.6%, to $35.9 million for the year ended December 31, 2002, due to lower average levels of debt outstanding during 2002, partially offset by higher weighted average interest rates in 2002 and expensed loan costs associated with debt amendments in 2002.

     Provision (benefit) for income taxes. The benefit for income taxes was $19.7 million for the year ended December 31, 2002, with an effective tax rate of 10.2%, compared to a provision of $71.2 million for the year ended December 31, 2001 and an effective tax rate of 45.4%. The lower tax rate in 2002 results primarily from the interim goodwill impairment charge, the majority of which is not deductible for tax purposes, thereby reducing the amount of tax benefit recorded.

     Cumulative effect of change in accounting principle, net of tax. Based on our transitional impairment test performed upon adoption of SFAS No. 142, we recognized a charge, net of tax, of $445.4 million to reduce the carrying value of the goodwill of our reporting units to its implied fair value for the year ended December 31, 2002. Under SFAS No. 142, the impairment adjustment recognized at adoption of the new rule was reflected as a cumulative effect of change in accounting principle in the year ended December 31, 2002.

     Net income (loss). Net income decreased $705.3 million to a net loss of $619.6 million for the year ended December 31, 2002, compared to net income of $85.8 million for the year ended December 31, 2001, primarily due to impairments of goodwill recorded pursuant to SFAS No. 142 and decreased gross profit as described above.

     Dividends on preferred stock, net of forfeitures. For the year ended December 31, 2002, we recorded approximately $11,000 in negative dividends on preferred stock. In connection with their investment in us, on October 15, 2002, First Reserve acquired approximately 0.9 million shares of our Series A Convertible Preferred Stock. On October 15, 2002, First Reserve forgave approximately $780,000 in dividends that had accrued on those shares. On December 2, 2002, and December 23, 2002, 238,000 shares and 7,000 shares of Series A Convertible Preferred Stock, respectively, were converted into shares of common stock. Any dividends that had accrued on the respective shares of Series A Convertible Preferred Stock were forfeited and reversed on the date of conversion.

     Non-cash beneficial conversion charge. The original as-converted share price negotiated with First Reserve for the Series E Preferred Stock on October 15, 2002 was $3.00 per share, which was an above market price. On December 20, 2002, the date First Reserve purchased the Series E Preferred Stock, our stock closed at $3.35 per share. Accordingly, we recorded a non-cash beneficial conversion charge of $8.5 million based on the $0.35 per share differential. The non-cash beneficial conversion charge is recognized as a deemed dividend to the Series E Preferred Stockholder and is recorded as a decrease to net income attributable to common stock and an increase in additional paid-in capital. The non-cash beneficial conversion charge had no effect on our operating income, cash flows or stockholders’ equity at December 31, 2002.

Liquidity and capital resources

Cash requirements

     We anticipate that our cash on hand, which totaled $197.3 million as of June 30, 2004, our credit facility and our future cash flow from operations will provide sufficient cash to enable us to meet our future operating needs, debt service requirements and planned capital expenditures and to ensure our future ability to grow. Expansion into government contracts, momentum in deployment of fiber to the home or initiatives to rebuild the United States electric power grid might require a significant amount of additional working capital. However, we feel that we have adequate cash and availability under our credit facility to meet such needs.

Sources and uses of cash

     As of June 30, 2004, we had cash and cash equivalents of $197.3 million, working capital of $456.2 million and long-term debt of $489.1 million, net of current maturities. Our long-term debt balance at that date included borrowings of $442.5 million of convertible subordinated notes and $46.6 million of other debt. We also had $107.4 million of letters of credit outstanding under our credit facility.

     During the six months ended June 30, 2004, operating activities provided net cash flow of $39.6 million resulting primarily from a reduction in working capital requirements due to lower revenues in the second quarter of 2004 as compared to the last quarter of 2003. We used net cash in investing activities of $10.2 million, including $19.5 million used for capital expenditures, partially offset by a $6.0 million reduction in restricted cash required by our casualty insurance program coupled with $3.3 million of proceeds from the sale of equipment. We used net cash in financing activities of $11.7 million, resulting primarily from a $10.7 million repayment under the term loan portion of the credit facility in order to be able to issue additional letters of credit and maintain our total borrowing requirement of $150.0 million discussed below.

     During the year ended December 31, 2003, operating activities provided net cash to us of $117.2 million. Operating cash flow before changes in working capital and other operating accounts totaled $131.1 million. Net changes in working capital and other operating accounts used $13.9 million of cash flow from operations, in 2003. Cash flow from operations is primarily influenced by demand for our services, operating margins and the type of services we provide. We used net cash in investing activities of $42.1 million, including $35.9 million used for capital expenditures and $9.3 million used to fund our casualty self-insurance obligation, partially offset by proceeds from the sale of equipment. Cash flow from financing activities was $76.6 million resulting from the proceeds of $270.0 million convertible subordinated notes offering, $56.0 million drawn down on the term loan portion of the credit facility discussed below, $7.1 million from issuances of common stock and $4.9 million of proceeds from other debt offset by the $210.0 million in retirement of senior secured notes, $31.7 million in make-whole prepayment premiums and other related costs associated with the retirement of the senior secured notes, $7.6 million in payments of other long-term debt obligations and $12.1 million in costs relating to the new financings.

Debt instruments

Credit facility

     We have a $185.0 million credit facility with various lenders. The credit facility consists of a $150.0 million letter of credit facility maturing on June 19, 2008, which also provides for term loans, and a $35.0 million revolving credit facility maturing on December 19, 2007, which provides for revolving loans and letters of credit. We amended the credit facility effective as of June 30, 2004 to ease the maximum funded debt to EBITDA ratio and the minimum interest coverage ratio covenants. The amendment also increased the maximum fee for outstanding letters of credit and the maximum interest rate payable for term loans under the letter of credit facility.

     The letter of credit facility is linked to a $150.0 million deposit made by the lenders, which is held in an account with Bank of America, N.A. This deposit may be used either to support letters of credit or, to the extent that amounts available under the facility are not used to support letters of credit, for term loans. We are currently required to maintain total borrowings outstanding under the letter of credit facility equal to the $150.0 million available through a combination of letters of credit or term loans. As of June 30, 2004, we had approximately $104.7 million of letters of credit issued under the letter of credit facility, and the remaining $45.3 million of the letter of credit facility was outstanding as a term loan with an interest rate of 4.54%. In the event that we desire to issue additional letters of credit under the letter of credit facility, we are required to make cash repayments of debt outstanding under the term loan portion of the letter of credit facility in an amount that approximates the additional letters of credit.

     Under the letter of credit facility, we are subject to a fee equal to 3.00% to 3.25% of the letters of credit outstanding, depending upon the occurrence of certain events, plus an additional 0.15% of the amount outstanding to the extent the funds in the deposit account do not earn the LIBOR, as defined in the credit facility. Term loans under the letter of credit facility bear interest at a rate equal to either (a) the Eurodollar Rate (as defined in the credit facility) plus 3.00% to 3.25% or (b) the Base Rate (as described below) plus 3.00% to 3.25% depending upon the occurrence of certain events. The Base Rate equals the higher of (i) the Federal Funds Rate (as defined in the credit facility) plus 1/2 of 1% and (ii) the bank’s prime rate. The maximum availability under the letter of credit facility is automatically reduced on December 31 of each year by $1.5 million, beginning December 31, 2004.

     We had approximately $2.7 million of letters of credit issued under the revolving credit facility, and borrowing availability under the revolving credit facility was $32.3 million as of June 30, 2004. Amounts borrowed under the revolving credit facility bear interest at a rate equal to either (a) the Eurodollar Rate plus 1.75% to 3.00%, as determined by the ratio of our total funded debt to EBITDA, or (b) the Base Rate plus 0.25% to 1.50%, as determined by the ratio of our total funded debt to EBITDA. Letters of credit issued under the revolving credit facility are subject to a letter of credit fee of 1.75% to 3.00%, based on the ratio of our total funded debt to EBITDA. If we choose to cash collateralize letters of credit issued under the revolving credit facility, those letters of credit will be subject to a letter of credit fee of 0.50%. We are also subject to a commitment fee of 0.375% to 0.625%, based on the ratio of our total funded debt to EBITDA, on any unused availability under the revolving credit facility.

     The credit facility contains certain covenants, including a maximum funded debt to EBITDA ratio, a maximum senior debt to EBITDA ratio, a minimum interest coverage ratio, a minimum asset coverage ratio and a minimum consolidated net worth covenant. As of June 30, 2004, we were in compliance with all of our covenants. However, other conditions such as, but not limited to, unforeseen project delays or cancellations, adverse weather conditions or poor contract performance, could adversely affect our ability to comply with our covenants in the future. The credit facility also limits acquisitions, capital expenditures and asset sales and, subject to some exceptions, prohibits stock repurchase programs and the payment of dividends (other than dividend payments or other distributions payable solely in capital stock). After December 31, 2004, however, the credit facility allows us to pay dividends and engage in stock repurchase programs in any fiscal year in an aggregate amount up to twenty-five percent of our consolidated net income (plus the amount of non-cash charges that reduced such consolidated net income) for the prior fiscal year. The credit facility carries cross-default provisions with all of our other debt instruments exceeding $2.0 million in borrowings.

     The credit facility is secured by a pledge of all of the capital stock of our U.S. subsidiaries, 65% of the capital stock of our foreign subsidiaries and substantially all of our assets, and it restricts pledges on all material assets. Borrowings under the credit facility are to be used for working capital, capital expenditures and for other general corporate purposes. Our U.S. subsidiaries guarantee the repayment of all amounts due under the credit facility. Our obligations under the credit facility constitute designated senior indebtedness under our 4.0% and 4.5% convertible subordinated notes.

4.0% Convertible Subordinated Notes

     As of June 30, 2004, we had $172.5 million of 4.0% convertible subordinated notes outstanding. These 4.0% convertible subordinated notes are convertible into shares of our common stock at a price of $54.53 per share, subject to adjustment as a result of certain events. These 4.0% convertible subordinated notes require semi-annual interest payments until the notes mature on July 1, 2007. We have the option to redeem some or all of the 4.0% convertible subordinated notes beginning July 3, 2003 at specified redemption prices, together with accrued and unpaid interest; however, redemption is prohibited by our credit facility. If certain fundamental changes occur, as described in the indenture under which we issued the 4.0% convertible subordinated notes, holders of the 4.0% convertible subordinated notes may require us to purchase all or part of their notes at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

4.5% Convertible Subordinated Notes

     As of June 30, 2004, we had $270.0 million of 4.5% convertible subordinated notes outstanding. These 4.5% convertible subordinated notes are convertible into shares of our common stock at a price of $11.14 per share, subject to adjustment as a result of certain events. The 4.5% convertible subordinated notes require semi-annual interest payments on April 1 and October 1, until the notes mature on October 1, 2023.

     The 4.5% convertible subordinated notes are convertible by the holder if (i) during any fiscal quarter commencing after December 31, 2003 the last reported sale price of our common stock is greater than or equal to 120% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the first trading day of such fiscal quarter, (ii) during the five business day period after any five consecutive trading day period in which the trading price per note for each day of that period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate, (iii) upon us calling the notes for redemption or (iv) upon the occurrence of specified corporate transactions. If the notes become convertible under one of these circumstances, we have the option to deliver cash, shares of our common stock or a combination thereof, with a value equal to the par value of the notes divided by the conversion price multiplied by the average trading price of our common stock. The maximum number of shares of common stock that could be issued under these circumstances is equal to the par value of the notes divided by the conversion price.

     Beginning October 8, 2008, we can redeem for cash some or all of the 4.5% convertible subordinated notes at par value plus accrued and unpaid interest. The holders of the 4.5% convertible subordinated notes may require us to repurchase all or some of the notes at par value plus accrued and unpaid interest on October 1, 2008, 2013 or 2018, or upon the occurrence of a fundamental change, as defined by the indenture under which we issued the notes. We must pay any required repurchase on October 1, 2008 in cash. For all other required repurchases, we have the option to deliver cash, shares of our common stock or a combination thereof to satisfy our repurchase obligation. We presently do not anticipate using stock to satisfy any future obligations. If we were to satisfy the obligation with shares of our common stock, we will deliver a number of shares equal to the par value of the notes divided by 98.5% of the average trading price of our common stock, as defined by the indenture. The number of shares of common stock issuable by us under this circumstance is not limited. Our right to satisfy a required repurchase obligation with shares of common stock can be surrendered by us. The 4.5% convertible subordinated notes carry cross-default provisions with our credit facility and any other debt instrument that exceeds $10.0 million in borrowings.

Off-balance sheet transactions

     As is common in our industry, we have entered into certain off-balance sheet arrangements in the ordinary course of business that result in risks not directly reflected in our balance sheets. Our significant off-balance sheet transactions include liabilities associated with non-cancelable operating leases, letter of credit obligations and surety guarantees. We have not engaged in any off-balance sheet financing arrangements through special purpose entities.

Leases

     We enter into non-cancelable operating leases for many of our facility, vehicle and equipment needs. These leases allow us to conserve cash by paying a monthly lease rental fee for use of facilities, vehicles and equipment rather than purchasing them. We may decide to cancel or terminate a lease before the end of its term, in which case we are typically liable to the lessor for the remaining lease payments under the term of the lease.

     We have guaranteed the residual value on certain of our equipment operating leases. We guarantee the difference between this residual value and the fair market value of the underlying asset at the date of termination of the leases. At June 30, 2004, the maximum guaranteed residual value would have been approximately $107.1 million. We believe that no significant payments will be made as a result of the difference between the fair market value of the leased equipment and the guaranteed residual value. However, there can be no assurance that future significant payments will not be required.

Letters of credit

     Certain of our vendors require letters of credit to ensure reimbursement for amounts they are disbursing on our behalf, such as to beneficiaries under our self-funded insurance programs. In addition, from time to time some customers require us to post letters of credit to ensure payment to our subcontractors and vendors under those contracts and to guarantee performance under our contracts. Such letters of credit are generally issued by a bank or similar financial institution. The letter of credit commits the issuer to pay specified amounts to the holder of the letter of credit if the holder demonstrates that we have failed to perform specified actions. If this were to occur, we would be required to reimburse the issuer of the letter of credit. Depending on the circumstances of such a reimbursement, we may also have to record a charge to earnings for the reimbursement. To date we have not had a claim made against a letter of credit that resulted in payments by the issuer of the letter of credit or by us and do not believe that it is likely that any claims will be made under a letter of credit in the foreseeable future.

     As of June 30, 2004, we had $107.4 million in letters of credit outstanding under our credit facility primarily to secure obligations under our casualty insurance program. These are irrevocable stand-by letters of credit with maturities expiring at various times throughout 2004 and 2005. Upon maturity, it is expected that the majority of these letters of credit will be renewed for subsequent one-year periods. As of July 30, 2004, we have agreed to issue up to $45.0 million in additional letters of credit during 2004 and 2005 relating to our casualty insurance and bonding programs.

Performance bonds

     Many customers, particularly in connection with new construction, require us to post performance and payment bonds issued by a financial institution known as a surety. These bonds provide a guarantee to the customer that we will perform under the terms of a contract and that we will pay subcontractors and vendors. If we fail to perform under a contract or to pay subcontractors and vendors, the customer may demand that the surety make payments or provide services under the bond. We must reimburse the surety for any expenses or outlays it incurs and may, in the future, be required to post letters of credit as collateral for such bonds. To date, we have not had any significant reimbursements to our surety for bond-related costs. We believe that it is unlikely that we will have to fund claims under our surety arrangements in the foreseeable future. As of June 30, 2004, the total amount of outstanding performance bonds was approximately $489.1 million.

Contractual obligations

     As of June 30, 2004, our future contractual obligations, including interest under capital leases, are as follows (in thousands):

	Total	2004	2005	2006	2007	2008	Thereafter

Long-term debt obligations	$490,986	$2,024	$896	$249	$172,517	$315,300	$—
Capital lease obligations	1,127	207	320	600	—	—	—
Operating lease obligations	51,568	9,669	14,357	8,552	5,146	4,236	9,608

Total	$543,681	$11,900	$15,573	$9,401	$177,663	$319,536	$9,608

Concentration of credit risk

     We grant credit, generally without collateral, to our customers, which include electric power and gas companies, telecommunications and cable television system operators, governmental entities, general contractors, and builders, owners and managers of commercial and industrial properties located primarily in the United States. Consequently, we are subject to potential credit risk related to changes in business and economic factors throughout the United States. However, we generally have certain lien rights on our services provided. Under certain circumstances such as foreclosures or negotiated settlements, we may take title to the underlying assets in lieu of cash in settlement of receivables. As previously discussed herein, our customers in the telecommunications business and utility industries have experienced significant financial difficulties. These economic conditions expose us to increased risk related to collectibility of receivables for services we have performed.

     In June 2002, one of our customers, Adelphia Communications Corporation (Adelphia), filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code, as amended. We have filed liens on various properties to secure substantially all of our pre-petition receivables. Our carrying value is based upon our understanding of the current status of the Adelphia bankruptcy proceeding and a number of assumptions, including assumptions about the validity, priority and enforceability of our security interests. On September 17, 2004, we sold our claim to a third party for approximately $29.5 million, subject to $6.0 million being held by the buyer pending the resolution of certain preferential payment claims. The sale of this receivable is not expected to have a material effect on our financial results. In addition, we are involved in a dispute with one of our customers with a receivable balance of $6.9 million and are also uncertain whether the balance will be collected within one year; therefore as of June 30, 2004, we have reclassified the balance in non-current assets and included it in Accounts and Notes Receivable. Also included in Accounts and Notes Receivable are amounts due from a customer relating to the construction of independent power plants. We have agreed to long-term payment terms for this customer. The notes receivable from this customer are partially secured. We have provided allowances for a significant portion of these notes receivable due to a change in the economic viability of the plants securing them. The collectibility of these notes may ultimately depend on the value of the collateral securing these notes. As of June 30, 2004, the total balance due from all of these customers was $87.2 million, net of an allowance for doubtful accounts of $46.3 million.

Litigation

     We are from time to time a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. These actions typically seek, among other things, compensation for alleged personal injury, breach of contract, property damage, punitive damages, civil penalties or other losses, or injunctive or declaratory relief. With respect to all such lawsuits, claims and proceedings, we accrue reserves when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. We do not believe that any of these proceedings, separately or in the aggregate would be expected to have a material adverse effect on our results of operations or financial position.

Change of control

     We have employment agreements with certain employees that become effective upon a change of control (as defined in the employment agreements) of Quanta. The employment agreements provide that, following a change of control, if we terminate the employee without cause (as defined in the employment agreements), the employee terminates employment for good reason (as defined in the employment agreements), or the employee’s employment terminates due to death or disability, we will pay certain amounts to the employee, which may vary with the level of the employee’s responsibility and the terms of the employee’s prior employment arrangements. In addition, in the case of certain senior executives except for Mr. Colson, our chief executive officer, these payments would also be due if the employee terminates his or her employment within the 30-day window period commencing six months after the change in control.

Related party transactions

     In the normal course of business, we enter into transactions from time to time with related parties. These transactions typically take the form of facility leases with prior owners. In addition, we perform network service work for Aquila, which had an investment in us until 2003. Aquila sold all investments in us during 2003.

New pronouncements

     In July 2004, the Emerging Issues Task Force (EITF) discussed EITF Issue 04-08, “Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share.” The EITF reached a tentative conclusion that would require contingently convertible debt instruments to be accounted for using the “if converted” method in calculating earnings per share. This EITF would require that earnings per share be retroactively restated for the effect of conversion of any contingently convertible debt instruments starting with the issuance date of the contingently convertible debt instrument. Our 4.5% convertible subordinated notes contain contingent conversion features; however the adoption of EITF 04-08 would not require the restatement of our earnings per share as the effect of assuming conversion of the 4.5% convertible subordinated notes would be antidilutive for all periods since the date of issuance.

Critical accounting policies

     The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities known to exist at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates on an ongoing basis, based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. There can be no assurance that actual results will not differ from those estimates. Management has reviewed its development and selection of critical accounting estimates with the audit committee of our board of directors. We believe the following accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Current and non-current accounts and notes receivable and provision for doubtful accounts. We provide an allowance for doubtful accounts when collection of an account or note receivable is considered doubtful. Inherent in the assessment of the allowance for doubtful accounts are certain judgments and estimates including, among others, our customer’s access to capital, our customer’s willingness or ability to pay, general economic conditions and the ongoing relationship with the customer. Certain of our customers, several of them large public telecommunications carriers and utility customers, have been experiencing financial difficulties. Should any major customers file for bankruptcy or continue to experience difficulties, or should anticipated recoveries relating to the receivables in existing bankruptcies and other workout situations fail to materialize, we could experience reduced cash flows and losses in excess of current reserves. In addition, material changes in our customers’ revenues or cash flows could affect our ability to collect amounts due from them.

Valuation of long-lived assets. SFAS No. 142 provides that goodwill and other intangible assets that have indefinite useful lives not be amortized, but instead must be tested at least annually for impairment, and intangible assets that have finite useful lives should continue to be amortized over their useful lives. SFAS No. 142 also provides specific guidance for testing goodwill and other unamortized intangible assets for impairment. Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances may include a significant change in business climate or a loss of key personnel, among others. SFAS No. 142 requires that management make certain estimates and assumptions in order to allocate goodwill to reporting units and to determine the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Estimating future cash flows requires significant judgment and our projections may vary from cash flows eventually realized.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be realizable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if an impairment of such asset is necessary. Estimating future cash flows requires significant judgment and our projections may vary from cash flows eventually realized. The effect of any impairment would be to expense the difference between the fair value of such asset and its carrying value. In addition, we estimate the useful lives of our long-lived assets and other intangibles. We periodically review factors to determine whether these lives are appropriate.

Revenue recognition. We generally recognize revenue when services are performed except when work is being performed under fixed price contracts. We typically record revenues from fixed price contracts on a percentage-of-completion basis, using the cost-to-cost method based on the percentage of total costs incurred to date in proportion to total estimated costs to complete the contract. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income and their effects are recognized in the period in which the revisions are determined.

Self-insurance. We are insured for employer’s liability and general liability claims, subject to a deductible of $1,000,000 per occurrence, and for auto liability and workers’ compensation subject to a deductible of $2,000,000 per occurrence. We also have a non-union employee related health care benefit plan that is subject to a deductible of $250,000 per claimant per year. Losses up to the deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, insurance liabilities are difficult to assess and estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. The accruals are based upon known facts and historical trends and management believes such accruals to be adequate.

Our casualty insurance carrier for the policy periods from August 1, 2000 to February 28, 2003 is experiencing financial distress but is currently paying valid claims. In the event that this insurer’s financial situation worsens, we may be required to pay certain obligations that otherwise would have been paid by this insurer. At this time, we cannot estimate the likelihood that this insurer will fail to honor its obligations or the amount that might be paid if this insurer should fail to honor its obligations to us. In any event, we do not expect any failure by this insurer to honor its obligations to us to have a material adverse impact on our financial condition; however, the impact could be material to our results of operations or cash flow in a given period. We continue to monitor the financial situation of this insurer and analyze any alternative actions that could be taken.

Stock based compensation. We account for our stock option awards under Accounting Principles Board Opinion No. 25 (APB Opinion No. 25), “Accounting for Stock Issued to Employees.” Under this accounting method, no compensation expense is recognized in the consolidated statements of operations if no intrinsic value of the option exists at the date of grant. In October 1995, the FASB issued SFAS No. 123, “Accounting for Stock Based Compensation.” SFAS No. 123 encourages companies to account for stock-based compensation awards based on the fair value of the awards at the date they are granted. The resulting compensation costs would be shown as an expense in the consolidated statements of operations. Companies can choose not to apply the new accounting method and continue to apply current accounting requirements; however, disclosure is required as to what net income and earnings per share would have been had the new accounting method been followed. As a result of our stock option exchange offer during the first quarter of 2003, a majority of our stock options were exchanged for restricted shares of our common stock. The remaining eligible options that were not exchanged are required to be accounted for under variable plan accounting rules of APB opinion No. 25. See the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the six months ended June 30, 2004 incorporated by reference herein for additional discussion of the restricted stock issued under our 2001 Stock Incentive Plan and the effects thereof.

Outlook

     The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially.

     Like many companies that provide installation and maintenance services to the electric power, gas, telecommunications and cable television industries, we are facing a number of challenges. The telecommunications and utility markets experienced substantial change during 2002 and 2003 as evidenced by an increased number of bankruptcies in the telecommunications market, continued devaluation of many of our customers’ debt and equity securities and pricing pressures resulting from challenges faced by major industry participants. These factors have contributed to the delay and cancellation of projects and reduction of capital spending that have impacted our operations and ability to grow at historical levels during 2003 and 2004.

     We continue to focus on the elements of the business we can control, including cost control, the margins we accept on projects, collecting receivables, ensuring quality service and right sizing initiatives to match the markets we serve. These initiatives include aligning our work force with our current revenue base, evaluating opportunities to reduce the number of field offices and evaluating our non-core assets for potential sale. Such initiatives could result in future charges related to, among others, severance, facilities shutdown and consolidation, property disposal and other exit costs as we execute these initiatives.

     We expect consistent demand for our services from our telecommunications customers throughout 2004, stabilization in the demand for our services from our electric power and gas customers, continued decline in demand for our services from our cable customers and relatively level demand for our services from our ancillary services customers. Financial and economic pressures have led our customers to return to their core competencies and focus on cost reductions, resulting in an increased focus on outsourcing services. In addition, our utility customers have an increasing awareness of transmission and distribution network upgrade needs. We believe that we are adequately positioned to provide these services because of our proven full-service operating units with broad geographic reach, financial capability and technical expertise.

     Capital expenditures in 2004 are expected to be approximately $40.0 million to $50.0 million. A majority of the expenditures will be for operating equipment. We expect expenditures for 2004 to be funded substantially through internal cash flows and, to the extent necessary, from cash on hand.

Sarbanes-Oxley Act of 2002 and new SEC rules

     Several regulatory and legislative initiatives were introduced in 2002 and 2003 in response to developments during 2001 and 2002 regarding accounting issues at large public companies, resulting disruptions in the capital markets and ensuing calls for action to prevent repetition of those events. We support the actions called for under these initiatives and believe these steps will ultimately be successful in accomplishing the stated objectives. However, implementation of reforms in connection with these initiatives have added and will add to the costs of doing business for all publicly-traded entities, including us. These costs will have an adverse impact on future income and cash flows, especially in the near term as legal, accounting and consulting costs are incurred to analyze the new requirements, formalize current practices and implement required changes to ensure that we maintain compliance with these new rules. There is little in the way of historical guidance to accurately predict these costs and we are not able to estimate the magnitude of increase in our costs that will result from such reforms.

BUSINESS

General

     We are a leading national provider of specialty contracting solutions to the electric power, gas, telecommunications, cable television, and specialty services industries. We believe that we are the largest contractor serving the transmission and distribution sector of the North American electric utility industry. We had consolidated revenues for the six months ended June 30, 2004 of $744.2 million, of which 62% was attributable to electric power and gas customers, 13% to telecommunications customers, 5% to cable television operators and 20% to ancillary services, such as inside electrical wiring, intelligent traffic networks, cable and control systems for light rail lines, airports and highways, and specialty rock trenching, directional boring and road milling for industrial and commercial customers. Our consolidated revenues for the year ended December 31, 2003 were $1.6 billion, of which 60% was attributable to electric power and gas customers, 15% to telecommunications customers, 7% to cable television operators and 18% to ancillary services. We were organized in the state of Delaware in 1997 and since that time have made strategic acquisitions to expand our geographic presence, generate operating synergies with existing businesses and develop new capabilities to meet our customers’ evolving needs.

     We currently have offices that provide services nationwide, giving us the presence and capability to quickly, reliably and effectively complete projects throughout the United States. We work for many of the leading companies in the industries we serve.

     Representative customers include:

• Adelphia Communications

• Alabama Power
• Alltel
• AT&T
• CenterPoint Energy
• Century Telephone
• Comcast
• Entergy

• Ericsson

• Georgia Power Company
• Illinois Power
• Intermountain Rural Electric
• Pacific Gas & Electric
• Puget Sound Energy
• San Diego Gas & Electric
• Southern California Edison

     Our reputation for responsiveness, performance, geographic reach and a comprehensive service offering has also enabled us to develop strong strategic alliances with numerous customers.

Industry overview

     We estimate that the total amount of annual outsourced infrastructure spending in the four primary industries we serve is in excess of $30 billion. We believe that we are the largest specialty contractor providing services for the installation and maintenance of network infrastructure and that we and the other five largest specialty contractors providing these services account for less than 15% of this market. Smaller, typically private companies provide the balance of these services.

     We believe the following industry trends impact demand for our services:

     Increasing need to upgrade electric power transmission and distribution networks. The nation’s electrical power grid is aging and requires significant maintenance and expansion to handle the country’s current and growing power needs. According to Cambridge Energy Research Associates, power-generating capacity has increased nearly eight fold over the past ten years. During this same period, according to the Energy Information Administration, demand for electricity has grown over 20%. Transmission capacity, however, has decreased over the last ten years. The awareness of the need to upgrade the grid was heightened by the largest blackout in North America’s history on August 14, 2003.

     In spite of the increase in demand for electricity and generating capacity, a study by Edison Electric Institute and R.J. Rudden & Associates, Inc. estimates that from 2001 to 2003 transmission and distribution capital spending averaged $9 billion per year, a decrease of approximately 25% from the average of the previous 10 years’ spending. We believe the current spending level is insufficient to adequately address infrastructure maintenance requirements, and we expect spending levels to stabilize toward historical levels.

     Increased outsourcing of network infrastructure installation and maintenance. Financial and economic pressures on electric power, gas, telecommunications and cable television providers have caused an increased focus by providers on core competencies and, accordingly, an increase in the outsourcing of network services. According to a research report by Edison Electric Institute, total employment in the electric utility industry declined by approximately 39% between 1990 and 2000, reflecting, in part, the outsourcing trend by utilities. We believe that by outsourcing network services to third-party service providers, our customers can reduce costs, provide flexibility in budgets and improve service and performance. As a specialty contractor with nationwide scope, we are able to leverage our existing labor force and equipment infrastructure across multiple customers and projects, resulting in better utilization of labor and assets.

     Increased opportunities in Fiber-to-the-Premises, or FTTP. We believe that several of the large telecommunications companies are increasing their FTTP initiatives. This last-mile fiber build-out is exemplified by SBC’s announcement in June 2004 that, subject to clarity on applicable regulatory requirements and successful completion of trials, it could commit from $4 billion to $6 billion over the next five years to deploy its Fiber-to-the-Node network. This follows Verizon’s earlier commitment to access one million homes with its FTTP initiative in 2004. While not all of this spending will be for services that we provide, we believe that we are well positioned to furnish infrastructure solutions on a rapid basis for these initiatives.

     Increased demand for comprehensive end-to-end solutions. We believe that electric power, gas, telecommunications and cable television companies will continue to seek service providers who can design, install and maintain their networks on a quick and reliable, yet cost effective basis. Accordingly, they are partnering with proven full-service network providers, like us, with broad geographic reach, financial capability and technical expertise.

     Increased capital expenditures resulting from improved customer balance sheets. During the last three years, the industries we serve suffered a severe downturn that resulted in a number of companies, including several of our customers, filing for bankruptcy protection or experiencing financial difficulties. We believe that as our customers continue to improve their balance sheets, both capital spending and maintenance budgets will stabilize and move toward historical levels.

     In the electric power and gas industries, our customers continue to be restrained by limited capital spending, uncertain regulatory progress and competition. While the blackout in the Northeast brought the state of the U.S. transmission grid to the forefront, there has been little regulatory progress or other efforts to identify and develop methods to pay for the upgrades, determine accountability or provide incentives to utilities for infrastructure enhancements to address the bottlenecks and aging systems.

Our strengths

     Geographic reach and significant size and scale. As a result of our nationwide operations and significant scale, we are able to deploy services to customers across the United States. This capability is particularly important to our customers who operate networks that span multiple states or regions. The scale of our operations also allows us to mobilize significant numbers of employees on short notice for emergency service restoration. For example, after the recent damage from Hurricane Frances in August 2004, we quickly deployed approximately 1,300 workers to Florida to restore affected power lines.

     Strong financial profile. Our strong liquidity position provides us with the flexibility to capitalize on new business and growth opportunities. As of June 30, 2004, we had $197.3 million in cash and cash equivalents on our balance sheet and no significant debt obligations maturing before 2007.

     Strong and diverse customer relationships. We have established a solid base of long-standing customer relationships by providing high quality service in a cost-efficient and timely manner. We enjoy multi-year relationships with many of our customers. In some cases, these relationships are decades old. We derive a significant portion of our revenues from strategic alliances or long-term maintenance agreements with our customers, which we believe offer opportunities for future growth. For example, certain of our strategic alliances contain an exclusivity clause or a right of first refusal for a certain type of work or in a certain geographic region.

     Proprietary technology. Our electric power customers benefit from our ability to perform services without interrupting power service to their customers, which we refer to as Energized Services. Our proprietary Linemaster® robotic arm technology enhances our ability to deliver these Energized Services to our customers. We believe that delivery of these services is a significant factor in differentiating us from our competition and winning new business. Our Energized Services workforce is specially trained to deliver these services and operate the Linemaster® robotic arm.

     Delivery of comprehensive end-to-end solutions. We are one of the few network service providers capable of regularly delivering end-to-end solutions on a nationwide basis. As companies in the electric power, gas, telecommunications and cable television industries continue to search for service providers who can effectively design, install and maintain their networks, we believe that our service, industry and geographical breadth place us in a strong position to meet these needs.

     Experienced management team. Our senior management team has an average of 28 years of experience within the specialty contracting industry, and our operating unit executives average over 25 years of experience in their respective industries.

Strategy

     The key elements of our business strategy are:

     Focus on expanding operating efficiencies. We intend to continue to:

•	focus on growth in our more profitable services and on projects that have higher margins;

•	adjust our costs to match the level of demand for our services;

•	combine overlapping operations of certain operating units;

•	share pricing, bidding, technology, equipment and best practices among our operating units; and

•	develop and expand the use of management information systems.

     Focus on organic growth and leveraging existing customer relationships. We believe we can improve our rate of organic growth by expanding the breadth of products and solutions for our existing and potential customer base. We believe the combination of promoting best practices and cross-selling products to our customers positions us well for an improving end-market environment.

     Expand portfolio of services to meet customers’ evolving needs. We continue to offer an expanding portfolio of services that allows us to develop, build and maintain networks on both a regional and national scale and adapt to our customers’ changing needs. We intend to expand further our geographic and technological capabilities through both internal development and innovation and through selective acquisitions.

     Pursue new business opportunities. We continuously evaluate and pursue new business opportunities. For example, we recently established a new subsidiary, Quanta Government Solutions (QGS), that will leverage our core expertise to pursue additional opportunities in the government arena. QGS was formed to respond, as prime contractor, to requests for proposals from the U.S. government for power and communications infrastructure projects in the United States and overseas.

Services

     We design, install and maintain networks for the electric power, gas, telecommunications and cable television industries as well as commercial, industrial and governmental entities. The following provides an overview of the types of services we provide:

     Electric power and gas network services. We provide a variety of end-to-end services to the electric power and gas industries, including:

•	installation, repair and maintenance of electric power transmission lines ranging in capacity from 69,000 volts to 760,000 volts;

•	installation, repair and maintenance of electric power distribution networks;

•	energized installation, maintenance and upgrades utilizing unique bare hand and hot stick methods and our proprietary robotic arm;

•	design and construction of independent power producer (IPP) transmission and substation facilities;

•	design and construction of substation projects;

•	installation and maintenance of natural gas transmission and distribution systems;

•	provision of cathodic protection design and installation services;

•	installation of fiber optic lines for voice, video and data transmission on existing electric power infrastructure;

•	installation and maintenance of joint trench systems, which include electric power, natural gas and telecommunications networks in one trench;

•	trenching and horizontal boring for underground electric power and natural gas network installations;

     • design and installation of wind turbine networks;

     • cable and fault locating; and

     • storm damage restoration work.

     Telecommunications network services. Our telecommunications network services include:

•	fiber optic, copper and coaxial cable installation and maintenance for video, data and voice transmission;

     • design, construction and maintenance of DSL networks;

•	engineering and erection of cellular, digital, PCS®, microwave and other wireless communications towers;

•	design and installation of switching systems for incumbent local exchange carriers, newly competitive local exchange carriers, regional Bell operating companies and long distance providers;

     • trenching and plowing applications;

     • horizontal directional boring;

     • vacuum excavation services;

     • splicing and testing of fiber optic and copper networks; and

     • cable locating.

     Cable television network services. The network services we provide to the cable television industry include:

•	fiber optic and coaxial cable installation and maintenance for video, data and voice transmission;

     • system design and installation;

     • upgrading power and telecommunications infrastructure for cable installations;

     • system splicing, balance, testing and sweep certification; and

•	residential installation and customer connects, both analog and digital, for cable television, telephone and Internet services.

     Ancillary services. We provide a variety of comprehensive ancillary services to commercial, industrial and governmental entities, including:

•	design, installation, maintenance and repair of electrical components, fiber optic cabling and building control and automation systems;

•	installation of intelligent traffic networks such as traffic signals, controllers, connecting signals, variable message signs, closed circuit television and other monitoring devices for governments;

     • installation of cable and control systems for light rail lines, airports and highways; and

•	provision of specialty rock trenching, rock saw, rock wheel, directional boring and road milling for industrial and commercial customers.

     Foreign operations. We derived $8.5 million and $15.1 million of our revenues from foreign operations during the years ended December 31, 2002 and 2003. We had no material foreign operations in 2001.

Customers, strategic alliances and preferred provider relationships

     Our customers include electric power, gas, telecommunications and cable television companies, as well as commercial, industrial and governmental entities. Our 10 largest customers accounted for 29.4% of our consolidated revenues in 2003. Our largest customer accounted for approximately 6% of our consolidated revenues for the year ended 2003.

     Although we have a centralized marketing strategy, management at each of our operating units is responsible for developing and maintaining successful long-term relationships with customers. Our management is incented to cross-sell services of other operating units to their customers. In addition, our business development group promotes and markets our services for prospective large national accounts and projects that would require services from multiple operating units.

     Many of our customers and prospective customers have qualification procedures for approved bidders or vendors based upon the satisfaction of particular performance and safety standards set by the customer. These customers typically maintain a list of vendors meeting these standards and award contracts for individual jobs only to those vendors. We strive to maintain our status as a preferred or qualified vendor to these customers.

     We believe that our strategic relationships with large providers of electric power and telecommunications services will offer opportunities for future growth. Many of these strategic relationships take the form of a strategic alliance or long-term maintenance agreement. Strategic alliance agreements generally state an intention to work together and many provide us with preferential bidding procedures. Strategic alliances and long-term maintenance agreements are typically agreements for an initial term of approximately two to four years that may include an option to add a one to two year extension at the end of the initial term. Certain of our strategic alliance and long-term maintenance agreements are “evergreen” contracts with exclusivity clauses providing that we will be awarded all contracts, or a right of first refusal, for a certain type of work or in a certain geographic region. None of these contracts, however, guarantees a specific dollar amount of work to be performed by us. Certain of our strategic alliances and long-term maintenance relationships are listed in the following table:

Start of relationship
Relationship	with operating unit

Energy East	2002
Illinois Power	2002
Arizona Public Service	2001
Ericsson	2001
Puget Sound Energy	2000
Georgia Power Company	1999
Avista	1996
Entergy	1995
Century Telephone	1993
Imperial Irrigation District	1990
Nevada Power Company	1989
MidAmerican Energy Corp.	1988
Western Resources	1979
Kansas City Power & Light	1978
CenterPoint Energy	1971
Aquila	1954
Intermountain Rural Electric	1953

Backlog

     Backlog represents the amount of revenue that we expect to realize from work to be performed over the next twelve months on uncompleted contracts, including new contractual agreements on which work has not begun. Our backlog at June 30, 2004 was approximately $1,042.0 million. Our backlog at December 31, 2002 and 2003 was approximately $980.0 million and $1.0 billion. In many instances, our customers are not contractually committed to specific volumes of services under our long-term maintenance contracts and many of our contracts may be terminated with notice. There can be no assurance as to our customer’s requirements or that our estimates are accurate.

Competition

     The markets in which we operate are highly competitive. We compete with other independent contractors in most of the geographic markets in which we operate, and several of our competitors are large domestic companies that may have greater financial, technical and marketing resources than we do. In addition, there are relatively few barriers to entry into some of the industries in which we operate and, as a result, any organization that has adequate financial resources and access to technical expertise may become a competitor. A significant portion of our revenues is currently derived from unit price or fixed price agreements, and price is often an important factor in the award of such agreements. Accordingly, we could be underbid by our competitors in an effort by them to procure such business. We believe that as demand for our services increases, customers will increasingly consider other factors in choosing a service provider, including technical expertise and experience, financial and operational resources, nationwide presence, industry reputation and dependability, which we expect to benefit contractors such as us. There can be no assurance, however, that our competitors will not develop the expertise, experience and resources to provide services that are superior in both price and quality to our services, or that we will be able to maintain or enhance our competitive position. We may also face competition from the in-house service organizations of our existing or prospective customers, including electric power, gas, telecommunications and cable television companies, which employ personnel who perform some of the same types of services as those provided by us. Although a significant portion of these services is currently outsourced by our customers, there can be no assurance that our existing or prospective customers will continue to outsource services in the future.

Employees

     As of December 31, 2003, we had 1,476 salaried employees, including executive officers, project managers or engineers, job superintendents, staff and clerical personnel and 9,741 hourly employees, the number of which fluctuates depending upon the number and size of the projects we undertake at any particular time. Approximately 43% of our employees at December 31, 2003, were covered by collective bargaining agreements, primarily with the International Brotherhood of Electrical Workers (IBEW). Under our agreements with our unions, we agree to pay specified wages to our union employees, observe certain workplace rules and make employee benefit payments to multi-employer pension plans and employee benefit trusts rather than administering the funds on behalf of these employees. These collective bargaining agreements have varying terms and expiration dates. The majority of the collective bargaining agreements contain provisions that prohibit work stoppages or strikes, even during specified negotiation periods relating to agreement renewal, and provide for binding arbitration dispute resolution in the event of prolonged disagreement.

     We provide a health, welfare and benefit plan for employees who are not covered by collective bargaining agreements. We have a 401(k) plan pursuant to which eligible employees who are not provided retirement benefits through a collective bargaining agreement may make contributions through a payroll deduction. We make matching cash contributions of 100% of each employee’s contribution up to 3% of that employee’s salary and 50% of each employee’s contribution between 3% and 6% of such employee’s salary, up to the maximum amount permitted by law. We also have an employee stock purchase plan that provides that eligible employees may contribute up to 10% of their cash compensation, not to exceed $21,250 annually, toward the semi-annual purchase of our common stock at a discounted price. Over 870 of our employees participated in the employee stock purchase plan during the year ended December 31, 2003.

     Our industry is experiencing a shortage of journeyman linemen in certain geographic areas. In response to the shortage, we seek to take advantage of various IBEW and National Electrical Contractors Association (NECA) referral programs and hire graduates from the joint IBEW/ NECA apprenticeship program which trains qualified electrical workers.

     We believe our relationships with our employees and union representatives are good.

Training, quality assurance and safety

     Performance of our services requires the use of equipment and exposure to conditions that can be dangerous. Although we are committed to a policy of operating safely and prudently, we have been and will continue to be subject to claims by employees, customers and third parties for property damage and personal injuries resulting from performance of our services. Our policies require that employees complete the prescribed training and service program of the operating unit for which they work in addition to those required, if applicable, by the IBEW and NECA prior to performing more sophisticated and technical jobs. For example, all journeyman linemen are required by the IBEW and NECA to complete a minimum of 7,000 hours of on-the-job training, approximately 200 hours of classroom education and extensive testing and certification. Each operating unit requires additional training, depending upon the sophistication and technical requirements of each particular job. We have established company-wide training and educational programs, as well as comprehensive safety policies and regulations, by sharing “best practices” throughout our operations.

Regulation

     Our operations are subject to various federal, state and local laws and regulations including:

     • licensing, permitting and inspection requirements applicable to electricians and engineers;

     • building and electrical codes;

     • permitting and inspection requirements applicable to construction projects;

     • regulations relating to worker safety and environmental protection; and

     • special bidding and procurement requirements on government projects.

     We believe that we have all the licenses required to conduct our operations and that we are in substantial compliance with applicable regulatory requirements. Our failure to comply with applicable regulations could result in substantial fines or revocation of our operating licenses.

Risk management, insurance and performance bonds

     The primary risks in our operations are bodily injury and property damage. We are insured for employer’s liability and general liability claims, subject to a deductible of $1,000,000 per occurrence, and for auto liability and workers’ compensation insurance subject to a deductible of $2,000,000 per occurrence. We also have a corporate non-union employee related health care benefit plan that is subject to a deductible of $250,000 per claimant per year. Losses up to the deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, insurance liabilities are difficult to assess and estimate due to the many relevant factors, the effects of which are often unknown, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. The accruals are based upon known facts and historical trends and management believes such accruals to be adequate.

     Our casualty insurance carrier for the policy periods from August 1, 2000 to February 28, 2003 is experiencing financial distress, but is currently paying valid claims. In the event that this insurer’s financial situation deteriorates, we may be required to pay certain obligations that otherwise would have been paid by this insurer. At this time, we cannot estimate the likelihood that this insurer will fail to honor its obligations or the amount that might be paid if this insurer should fail to honor its obligations to us. Although we do not expect any failure by this insurer to honor its obligations to us to have a material adverse impact on our financial condition, the impact could be material to our results of operations or cash flow in a given period.

     Contracts in the industries we serve may require performance bonds or other means of financial assurance to secure contractual performance. The current market for performance bonds is limited. If we were unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, we might be precluded from entering into additional contracts with certain of our customers.

MANAGEMENT

Directors and executive officers

     The following table sets forth certain information concerning our directors and executive officers:

Name	Age	Position

John R. Colson	57	Chief Executive Officer, Chairman of the Board of Directors
James H. Haddox	56	Chief Financial Officer
John R. Wilson	54	President— Electric Power and Gas Division, Director
Kenneth W. Trawick	56	President—Telecom and Cable Division
James F. O’Neil III	46	Senior Vice President— Operations Integration and Audit
Benadetto G. Bosco	46	Senior Vice President— Outsourcing
Derrick A. Jensen	33	Vice President, Controller and Chief Accounting Officer
Dana A. Gordon	36	Vice President, General Counsel and Secretary
Nicholas M. Grindstaff	41	Treasurer
Darren B. Miller	44	Vice President— Information Technology and Administration
Gary A. Tucci	47	Chief Executive Officer of Potelco, Inc., Director
James R. Ball	61	Director
Vincent D. Foster	47	Director
Bernard Fried	47	Director
H. Jarrell Gibbs	65	Director
Louis C. Golm	62	Director
Ben A. Guill	53	Director
Thomas J. Sikorski	43	Director

     John R. Colson has been a member of the Board of Directors since 1998 and has served as Chairman of the Board of Directors since 2002. Mr. Colson has served as our Chief Executive Officer since December 1997. He joined PAR Electrical Contractors, Inc. (PAR), an electrical specialty contractor and now a subsidiary of Quanta, in 1971 and served as its President from 1991 to December 1997. He is currently a director of the Missouri Valley Chapter of the National Electrical Contractors Association (NECA), a regent of the Electrical Contracting Foundation, and, since May 1999, a director of U.S. Concrete, Inc.

     James H. Haddox has served as our Chief Financial Officer since November 1997, and served as Secretary from December 1997 until March 1999 and as Treasurer from December 1997 until September 1999.

     John R. Wilson has been a member of the Board of Directors since 1998. He has served as our President of the Electric Power and Gas Division since January 2003, and served as a Senior Vice President of Quanta from June 2001 until January 2003, as a Regional Vice President of Quanta from April 1999 until June 2001, and as President of PAR, an electrical specialty contractor and now a subsidiary of Quanta, from 1997 until January 2003. Mr. Wilson joined PAR in 1977 and served as an Executive Vice President from 1991 until 1997.

     Kenneth W. Trawick has served as President, Telecommunications and Cable Television Division since May 2004 after serving as President of Trawick Construction Company, a Quanta operating unit. Previously, he was Vice President of Quanta with responsibility for nationwide business development, unit collaboration and asset utilization among Quanta’s telecommunications and cable operating units. Prior to becoming Vice President of Quanta, he held various management positions at Trawick Construction including Executive Vice President and Director.

     James F. O’Neil III has served as our Senior Vice President of Operations Integration and Audit since December 2002 and served as our Vice President of Operations Integration from August 1999 until December 2002. From 1980 until 1999, Mr. O’Neil held various positions with Halliburton Company, a provider of products and services to the petroleum and energy industries, most recently as Director, Global Deepwater Development.

     Benadetto G. Bosco has served as our Senior Vice President of Outsourcing since April 2003 and served as our Vice President of Outsourcing from July 2002 until April 2003. From 1997 until joining Quanta, he served as Vice President of Network/ National Sales for Exelon Infrastructure Services, Inc., a provider of transmission and distribution infrastructure services to electrical, gas, telecommunications and cable industries. Mr. Bosco holds an M.B.A. degree.

     Derrick A. Jensen has served as our Vice President and Controller since December 1997 and as our Chief Accounting Officer since March 1999.

     Dana A. Gordon has served as our Vice President, General Counsel and Secretary since January 2001 and as our Chief Compliance Officer since August 2002, and served as Associate General Counsel from August 1999 until December 2000. From 1996 until joining Quanta, Ms. Gordon was an associate in the corporate department of the law firm of Weil, Gotshal & Manges LLP. Ms. Gordon holds a J.D. degree.

     Nicholas M. Grindstaff has served as our Treasurer since October 1999 and served as our Assistant Treasurer from March 1999 until September 1999. Mr. Grindstaff holds a Master of Science in Accounting degree.

     Darren B. Miller has served as our Vice President of Information Technology and Administration since October 2003. From 1996 until May 2003, Mr. Miller held various positions with Encompass Services Corporation, a provider of facilities systems and services to the construction, healthcare, commercial realty and technology industries, most recently as Senior Vice President and Chief Financial Officer. Encompass Services Corporation filed for Chapter 11 bankruptcy in November 2002.

     Gary A. Tucci has been a member of the Board of Directors since 1998 and has served as a Regional Vice President of Quanta since August 1998. Mr. Tucci joined Potelco, Inc., a gas, telecommunications and power infrastructure services provider and now a subsidiary of Quanta, in 1975 and has served as Chief Executive Officer since November 2002 and served as President from 1988 until November 2002. He is a member of the Joint NECA/International Brotherhood of Electrical Workers Apprenticeship and Training Committee as well as the National Labor Relations Board.

     James R. Ball has been a member of the Board of Directors since 1998 and is a private investor with J.R. Ball Investments, a private investment firm. Mr. Ball serves as a director of ABS Group of Companies, Inc. Mr. Ball holds a Master of Science in Management degree.

     Vincent D. Foster has been a member of the Board of Directors since 1998. He has served as Senior Managing Director of Main Street Mezzanine Fund, L.P. (and its predecessor firms), a venture capital firm, since 1997. Mr. Foster is also a director of U.S. Concrete, Inc. and Carriage Services, Inc. Mr. Foster holds a J.D. degree and is a Certified Public Accountant.

     Bernard Fried has been a member of the Board of Directors since March 2004. He has served as an advisor to the board of Citadon, Inc., a software services provider, since November 2003. Mr. Fried served as Chief Executive Officer and President of Citadon, Inc., from 2001 until November 2003, Principal Vice President and Program Manager of Bechtel Business Services, a shared services operating unit of Bechtel Group, Inc., an international engineering and construction firm, from 2000 until 2001, and Chief Financial Officer and Managing Director of Bechtel Enterprises, Inc., a financing and development subsidiary of Bechtel Group, Inc., from 1997 until 2000. Mr. Fried holds an M.B.A. degree.

     H. Jarrell Gibbs has been a member of the Board of Directors since March 2004. He served as President of TXU Corporation, an energy services company, from 2001 until 2002, Vice Chairman of TXU Corporation, from 1997 until 2001, President of TXU Electric Company, a power generation and electricity distribution subsidiary of TXU Corporation, from 1995 until 1997, and Chief Financial Officer of TXU Corporation and President of TXU Business Services Company, an accounting, human resources, information technology, environmental and regulatory services subsidiary of TXU Corporation, from 1991 until 1995. Mr. Gibbs serves as a director of Penn Virginia Corporation. Mr. Gibbs holds an M.B.A. degree.

     Louis C. Golm has been a member of the Board of Directors since July 2002 and from May 2001 until May 2002. He has been an independent consultant and senior advisor to the telecommunications and information management industries since 1999. Mr. Golm serves as a director of SBS Technologies. Mr. Golm holds a Master of Science in Management degree and an M.B.A. degree.

     Ben A. Guill has been a member of the Board of Directors since December 2002. He has served as President and a Managing Director of First Reserve Corporation, a private equity firm specializing in the energy industry, since 1998. Mr. Guill serves as a director on the boards of Dresser, Inc., National-Oilwell, Inc., Superior Energy Services, Inc. and T-3 Energy Services, Inc. Mr. Guill holds an M.B.A. degree.

     Thomas J. Sikorski has been a member of the Board of Directors since March 2003. He has served as a Managing Director of First Reserve Corporation, a private equity firm specializing in the energy industry, since April 2002. From 1994 until 2002, Mr. Sikorski was a Partner with Windward Capital, a New York-based private equity firm. Mr. Sikorski serves as a director of Dresser, Inc. Mr. Sikorski holds an M.B.A. degree.

PRINCIPAL AND SELLING STOCKHOLDERS

     The table below sets forth information as of September 15, 2004 regarding the beneficial ownership of our common stock by:

•	all persons known by us to own beneficially more than 5% of our common stock, including First Reserve;

     • each of our directors and certain of our executive officers; and

     • all directors and executive officers as a group.

     This table does not include shares of our limited vote common stock owned by persons named therein. This table assumes that the over-allotment option granted to the underwriters is not exercised.

	Ownership of common					Ownership of common
	stock before offering				Number of	stock after offering
					shares being
Name of stockholder	Number		Percentage		offered	Number		Percentage

First Reserve Fund IX, L.P.(1)	39,038,114	(2)	33.59%	(3)	20,000,000	19,038,114		16.38%	(3)
Third Avenue Management LLC	7,117,900	(4)	6.13%		—	7,117,900	(4)	6.13%
Pioneer Global Asset Management S.p.A.	6,366,082	(5)	5.48%		—	6,366,082	(5)	5.48%
John R. Colson	2,322,121	(6)	2.01%		—	2,322,121	(6)	2.01%
John R. Wilson	718,269		*		—	718,269		*
Gary A. Tucci	580,362	(7)	*		—	580,362	(7)	*
James H. Haddox	250,844	(8)	*		—	250,844	(8)	*
Vincent D. Foster	201,212	(9)	*		—	201,212	(9)	*
Kenneth W. Trawick	82,742		*		—	82,742		*
James R. Ball	81,441	(10)	*		—	81,441	(10)	*
Thomas J. Sikorski	61,723	(11)	*		—	61,723	(11)	*
Ben A. Guill	60,187	(12)	*		—	60,187	(12)	*
Louis C. Golm	52,669	(13)	*		—	52,669	(13)	*
H. Jarrell Gibbs	27,242	(14)	*		—	27,242	(14)	*
Bernard Fried	25,242		*		—	25,242		*
All directors and executive officers as a group (18 persons)	4,719,211	(15)	4.05%		—	4,719,211	(15)	4.05%

* Percentage of shares does not exceed 1%.

(1)	First Reserve GP IX, L.P. (GP IX) is the general partner of First Reserve and may be deemed to beneficially own all of the shares of common stock owned by First Reserve. First Reserve GP IX, Inc. (GP Inc.), as the general partner of GP IX, may be deemed to beneficially own all of the shares of common stock owned by First Reserve. The address for First Reserve is One Lafayette Place, Greenwich, Connecticut 06830.

(2)	Consists of 38,916,204 shares of common stock held by First Reserve, 45,187 shares of common stock and options to purchase 15,000 shares of common stock issued to Ben A. Guill in his capacity as a director of Quanta and 61,723 shares of common stock issued to Thomas J. Sikorski in his capacity as a director of Quanta. GP Inc. may be deemed to beneficially own the aforementioned shares and options issued to Ben A. Guill and Thomas J. Sikorski.

(3)	This percentage is obtained by using as the denominator 116,213,894 shares of common stock, comprised of 116,198,894 shares of common stock outstanding as of September 15, 2004 and options to purchase 15,000 shares issued to Ben A. Guill in his capacity as a director of Quanta.

(4)	Based on Schedule 13G/A filing dated February 9, 2004 of Third Avenue Management LLC, which has sole dispositive power over all such shares and sole voting power as to 6,652,200 of such shares. The address for Third Avenue Management LLC is 622 Third Avenue, 32nd Floor, New York, New York 10017.

(5)	Based on Schedule 13G filing dated February 10, 2004 of Pioneer Global Asset Management S.p.A., which has sole voting and dispositive power over all such shares. The address for Pioneer Global Asset Management S.p.A. is Galleria San Carlo 6, 20122 Milan, Italy.

(6)	Includes 13,500 shares over which Messrs. Colson and Foster share voting and dispositive power.

(7)	Includes 75,000 shares of Common Stock held by Mr. Tucci that may be acquired within 60 days of September 15, 2004, through the exercise of stock options.

(8)	Includes 93,750 shares of Common Stock held by Mr. Haddox that may be acquired within 60 days of September 15, 2004, through the exercise of stock options.

(9)	Includes 31,500 shares of Common Stock held by Mr. Foster that may be acquired within 60 days of September 15, 2004, through the exercise of stock options and 13,500 shares of Common Stock over which Messrs. Colson and Foster share voting and dispositive power. Also includes 3,835 shares of Common Stock owned by Main Street Equity Advisors, L.L.C., of which Mr. Foster disclaims beneficial ownership.

(10)	Includes 45,000 shares of Common Stock held by Mr. Ball that may be acquired within 60 days of September 15, 2004, through the exercise of stock options.

(11)	Does not include 38,916,204 shares of Common Stock owned by First Reserve Fund IX, L.P., of which Mr. Sikorski disclaims beneficial ownership.

(12)	Includes 15,000 shares of Common Stock held by Mr. Guill that may be acquired within 60 days of September 15, 2004, through the exercise of stock options. Does not include 38,916,204 shares of Common Stock owned by First Revenue Fund IX, L.P., of which Mr. Guill disclaims beneficial ownership.

(13)	Includes 10,000 shares of Common Stock held by Mr. Golm that may be acquired within 60 days of September 15, 2004, through the exercise of stock options.

(14)	Includes 2,000 shares of Common Stock held jointly by H. Jarrell and Cynthia Gibbs.

(15)	Includes 323,125 shares of Common Stock that may be acquired within 60 days of September 15, 2004, through the exercise of stock options.

DESCRIPTION OF CAPITAL STOCK

General

     Under our certificate of incorporation, our authorized capital stock consists of 300,000,000 shares of common stock, par value $.00001 per share, 3,345,333 shares of limited vote common stock, par value $.00001 per share, and 10,000,000 shares of preferred stock, par value $.00001 per share. As of September 15, 2004, there were 116,198,894 shares of common stock, and 1,051,067 shares of limited vote common stock, issued and outstanding. As of the date of this prospectus supplement, we have no preferred stock outstanding.

     The following description of our capital stock is subject to our certificate of incorporation, bylaws, stockholder rights plan and the applicable provisions of Delaware law.

Common stock and limited vote common stock

     Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled or permitted to vote, including the election of directors. There is no cumulative voting for the election of directors.

     Holders of limited vote common stock are entitled to elect one member of our board of directors but are not otherwise entitled to vote on the election of directors. Holders of limited vote common stock are entitled to one-tenth of one vote for each share held of record on all other matters on which stockholders are entitled or permitted to vote.

     Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock and limited vote common stock are entitled to receive dividends, on a pro rata basis, when and as declared by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock and limited vote common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any then outstanding shares of preferred stock. Holders of common stock and limited vote common stock have no preemptive rights. Shares of common stock are not subject to any redemption provisions and are not convertible into any of our other securities. Shares of limited vote common stock are not subject to any redemption provisions and are not convertible into any other securities, except that each share of limited vote common stock will automatically convert into common stock on a share-for-share basis immediately upon a sale of such shares.

     Our common stock is traded on the NYSE under the symbol “PWR” and the transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Preferred stock

     Our certificate of incorporation authorizes our board of directors to provide for the issuance of preferred stock in one or more series, without stockholder action. Our board of directors is authorized to fix the designation, powers, preferences and rights, and the qualifications, limitations and restrictions of the shares of each series of preferred stock we issue. For each series of preferred stock, our board is able to specify the following:

•	the designation of each series;

•	the number of shares of each series;

•	the rate of any dividends;

•	whether any dividends shall be cumulative or non-cumulative;

•	the terms of any redemption rights;

•	whether there will be any sinking fund for the redemption of any shares;

•	the terms of any conversion or exchange right;

•	any restrictions or limitations on the issuance of shares of the same series or any other series;

•	the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of our company; and

•	the extent to which holders of the shares will be entitled to vote.

     Although no shares of preferred stock are currently outstanding and we have no current plans to issue preferred stock, except for such shares of Series D Junior Participating Preferred Stock issuable upon exercise of the rights under our stockholder rights plan, the issuance of shares of our preferred stock, or the issuance of rights to purchase shares of our preferred stock, could be used to discourage an unsolicited acquisition proposal. For example, we could impede a business combination by issuing a series of our preferred stock containing class voting rights that would enable the holder or holders of such series to block that transaction. Alternatively, we could facilitate a business combination by issuing a series of our preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of our common stock. Although our board is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our stockholders, it could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of the stock. Our board does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock unless otherwise required by law or applicable stock exchange requirements.

First Reserve’s preemptive rights

     In October 2002 we entered into an Investor’s Rights Agreement with First Reserve pursuant to which we granted First Reserve a preemptive right to purchase, on a quarterly basis, a proportionate number of shares of our common stock to allow it to maintain the same voting percentage of our common stock that it had prior to the issuance during any quarter of our common stock or securities convertible into common stock to third parties. First Reserve’s purchase price for each share of our common stock purchased pursuant to this right equals the closing price per share of our common stock on the date of issuance of the shares of common stock to third parties. First Reserve has fifteen business days after the end of any quarter in which we issue new shares of common stock or securities convertible into common stock to exercise its preemptive right with respect to issuances during the quarter. First Reserve’s preemptive right will terminate if First Reserve’s voting percentage is less than 10%.

Series D Junior Participating Preferred Stock

     Shares of Series D Junior Preferred Stock purchasable upon exercise of the rights described below under “—Stockholder Rights Plan” will not be redeemable or convertible. Shares of Series D Junior Preferred Stock will be entitled to cumulative dividends equal to the greater of $10 per share or, subject to adjustment, an aggregate dividend of 1,000 times the dividend declared per share of common stock for any quarterly period. In the event of our liquidation, dissolution or winding up, the holders of the Series D Junior Preferred Stock will be entitled to a minimum preferential payment of $1,000 per share plus accrued and unpaid dividends, whether or not declared, provided that the holders of the shares of Series D Junior Preferred Stock shall be entitled to an aggregate payment per share, subject to adjustment, of 1,000 times the aggregate amount distributed per share to holders of common stock. In the event of any merger, consolidation or similar transaction in which shares of common stock are exchanged, each share of Series D Junior Preferred Stock will be entitled to receive, subject to adjustment, 1,000 times the amount received per share of common stock. Each holder of a share of Series D Junior Preferred Stock will have 1,000 votes on all matters submitted to a vote of stockholders and will vote together with the holders of our common stock. These rights are protected by customary anti-dilution provisions. Due to the nature of the Series D Junior Preferred Stock dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Series D Junior Preferred Stock purchasable upon exercise of each right should approximate the value of one share of common stock.

Stockholder rights plan

     We have adopted a stockholder rights plan pursuant to which one right will be issued and attached to each outstanding share of common stock. The following description of our stockholder rights plan and the certificate of designations setting forth the terms and conditions of the Series D Junior Preferred Stock are intended as summaries only and are qualified in their entirety by reference to the form of stockholder rights plan and certificate of designations to the certificate of incorporation filed with the SEC.

     Until a distribution date occurs, the rights can be transferred only with the common stock. On the occurrence of a distribution date, the rights will separate from the common stock and become exercisable as described below.

     A “distribution date” will occur upon the earlier of:

•	the tenth day after a public announcement that a person or group of affiliated or associated persons other than us and certain exempt persons (an “acquiring person”) has acquired beneficial ownership of 15% or more of the total voting rights of the then outstanding shares of our common stock (or, in the case of First Reserve, 37% or more of the total voting rights); or

•	the tenth business day following the commencement of a tender or exchange offer that would result in such person or group becoming an acquiring person.

     The total voting rights of the common stock will be determined based on the voting rights of holders of outstanding shares of our common stock at the time of any determination.

     Following the distribution date, holders of rights will be entitled to purchase from us one one-thousandth (1/1000th) of a share of Series D Junior Preferred Stock at a purchase price of $153.33, subject to adjustment.

     In the event that any person or group becomes an acquiring person, proper provision shall be made so that each holder of a right, other than rights beneficially owned by the acquiring person, will thereafter have the right to receive upon payment of the purchase price, that number of shares of common stock having a market value equal to the result obtained by (A) multiplying the then current purchase price by the number of one one-thousandths of a share of Series D Junior Preferred Stock for which the right is then exercisable, and dividing that product by (B) 50% of the current per share market price of our shares of common stock on the date of such occurrence. If, following the date of a public announcement that an acquiring person has become such, (1) we are acquired in a merger or other business combination transaction and we are not the surviving corporation, (2) any person consolidates or merges with us and all or part of the common stock is converted or exchanged for securities, cash or property of any other person, or (3) 50% or more of our assets or earning power is sold or transferred, then the rights will “flip-over.” At that time, each right will entitle its holder to purchase, for the purchase price, a number of shares of common stock of the surviving entity in any such merger, consolidation or other business combination or the purchaser in any such sale or transfer with a market value equal to the result obtained by (X) multiplying the then current purchase price by the number of one one-thousandths of a share of Series D Junior Preferred Stock for which the right is then exercisable, and dividing that product by (Y) 50% of the current per share market price of the shares of common stock of the surviving entity on the date of consummation of such consolidation, merger, sale or transfer.

     The rights will expire on March 8, 2010, unless we terminate them before that time. Our board of directors may redeem all of the rights upon payment of $0.01 per right until the earlier of:

•	a “flip-in event;” or

•	March 8, 2010.

     If our board redeems any of the rights, it must redeem all of the rights. Once our board acts to redeem the rights, the right to exercise the rights will terminate and each right will become null and void.

     A holder of a right will not have any rights as a stockholder of Quanta, including the right to vote or to receive dividends, until a right is exercised.

     At any time prior to the occurrence of a redemption date, we may, except with respect to the redemption price, supplement or amend any provision of our stockholder rights plan in any manner, whether or not such supplement or amendment is adverse to any holders of the rights. From and after the occurrence of a redemption date, we may, except with respect to the redemption price, supplement or amend our stockholder rights plan in any manner that does not adversely affect the interests of the holders of rights, other than an acquiring person.

Delaware law and specified charter and bylaw provisions

Business combinations

     We are subject to the provisions of section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction by which such stockholder became an “interested stockholder” was, approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

Limitation of liability; indemnification

     Our charter contains provisions permitted under the Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty, acts or omissions that involve intentional misconduct or a knowing violation of law or transactions from which the director derived an improper personal benefit. This limitation of liability does not alter the liability of our directors and officers under federal securities laws. Furthermore, our bylaws contain provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. These provisions do not limit or eliminate our right or the right of any of our stockholders to seek non-monetary relief, such as an injunction or rescission in the event of a breach by a director or an officer of his or her duty of care. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Stockholder action; special meeting of stockholders

     Our certificate of incorporation provides that stockholders may take action only at a duly called annual or special meeting of stockholders and may not act by written consent. Our bylaws further provide that special meetings of our stockholders may be called only by the chairman of the board of directors pursuant to a resolution approved by a majority of the board of directors.

Advance notice requirements for stockholder proposals and director nominations

     Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must meet specified procedural requirements. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

UNDERWRITING

     We and the selling stockholder have entered into an underwriting agreement with J.P. Morgan Securities Inc., Credit Suisse First Boston LLC, Banc of America Securities LLC and First Albany Capital Inc., for whom J.P. Morgan Securities Inc. and Credit Suisse First Boston LLC are acting as representatives. J.P. Morgan Securities Inc. and Credit Suisse First Boston LLC are also acting as joint book-running managers for this offering.

     The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. Subject to the terms and conditions of the underwriting agreement, the underwriters severally have agreed to purchase from the selling stockholder the following respective numbers of shares of common stock:

Name	Number of shares

J.P. Morgan Securities Inc.
Credit Suisse First Boston LLC
Banc of America Securities LLC
First Albany Capital Inc.

Total	20,000,000

     The following table shows the public offering price, underwriting discount and proceeds to the selling stockholder from the sale of common stock. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

		Without	With
		over-allotment	over-allotment
	Per share	exercise	exercise

Public offering price	$	$	$
Underwriting discount	$	$	$

Proceeds, before expenses, to the selling stockholder	$	$	$

     The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $                    per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                    per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

     The expenses of this offering, other than the underwriting discount referred to above, are estimated at approximately $515,000 and are payable entirely by us.

     The selling stockholder has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus supplement, to purchase up to a total of 3,000,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount. If the underwriters exercise the over-allotment option to purchase any of the additional 3,000,000 shares of common stock, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

     We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

     We and the selling stockholder have each agreed, subject to limited exceptions, that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of J.P. Morgan Securities Inc., offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable for our common stock. Our four executive officers who hold the largest number of shares of our common stock have agreed to a similar lock-up period with the underwriters for a period of 90 days from the date of this prospectus supplement, and our other executive officers and directors have agreed to a similar lock-up period with the underwriters for a period of 30 days from the date of this prospectus supplement. J.P. Morgan Securities Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

     Our common stock is traded on the New York Stock Exchange under the symbol “PWR.” On September 17, 2004, the last reported sale price of our common stock was $7.19 per share.

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which the underwriters may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or otherwise. If the underwriters commence any of these transactions, the underwriters may discontinue them at any time.

     A prospectus supplement in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

     Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

NOTICE TO CANADIAN RESIDENTS

Resale restrictions

     The distribution of the shares of common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of purchasers

     By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholder and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of action — Ontario purchasers only

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement and the accompanying prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of common stock, for rescission against us and the selling stockholder in the event that this prospectus supplement and the accompanying prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholder. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholder will have no liability. In the case of an action for damages, we and the selling stockholder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of legal rights

     All of our directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and eligibility for investment

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

     Baker & Hostetler LLP has passed upon the validity of the common stock offered hereby on behalf of Quanta. Vinson & Elkins L.L.P. represented the underwriters in this offering.

EXPERTS

     The consolidated financial statements of Quanta as of and for each of the two years in the period ended December 31, 2003, incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     PricewaterhouseCoopers LLP’s report refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” and to its audit of the transitional disclosures for 2001, as more fully described in Note 2 to the financial statements. However, PricewaterhouseCoopers LLP was not engaged to audit, review or apply any procedures to the 2001 consolidated financial statements other than with respect to such disclosures.

     The consolidated financial statements of Quanta as of and for the year ended December 31, 2001, from our Annual Report on Form 10-K for the year ended December 31, 2003, incorporated by reference in this prospectus supplement and the accompanying prospectus, have been audited by Arthur Andersen LLP, independent accountants, as stated in their reports appearing therein, and are incorporated by reference herein in reliance upon the authority of said firm as experts in auditing and accounting.

     Subsequent to Arthur Andersen’s completion of our 2001 audit, the firm was convicted of obstruction of justice charges, has ceased practicing before the SEC, and has liquidated its business. As a result, it is impossible to obtain Arthur Andersen’s consent to the incorporation by reference of their reports in this prospectus supplement and the accompanying prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a under the Securities Act of 1933. Because Arthur Andersen has not consented to the incorporation by reference of their reports in this prospectus supplement and the accompanying prospectus, you would not be able to recover against Arthur Andersen for its liability under Section 11 of the Securities Act in the event of any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies can be obtained from the SEC upon payment of the prescribed fees. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. In addition, you can obtain information about us at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We “incorporate by reference” into this prospectus supplement and the accompanying prospectus certain information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus. Any statement made in a document incorporated by reference in this prospectus supplement and the accompanying prospectus is deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement in this prospectus supplement and the accompanying prospectus or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes the statement. Any statement made in this prospectus supplement and the accompanying prospectus is deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus.

     We incorporate by reference the filings listed below, which have previously been filed with the SEC, and any future filings made with the SEC prior to the termination of this offering under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K unless specifically incorporated by reference by us). All of these filings, which contain important information about us, are considered a part of this prospectus supplement and the accompanying prospectus.

•	Our annual report on Form 10-K for the year ended December 31, 2003, filed on March 15, 2004.

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2004, filed on May 10, 2004.

•	Our quarterly report on Form 10-Q for the quarter ended June 30, 2004, filed on August 9, 2004.

•	The description of our common stock contained in our registration statement on Form 8-A/ A, filed on February 6, 1998.

     You may obtain copies of documents incorporated by reference in this document, without charge, by writing to us at the following address or calling us at the telephone number listed below:

Quanta Services, Inc.

1360 Post Oak Boulevard, Suite 2100
Houston, Texas 77056
(713) 629-7600
Attention: Corporate Secretary

     We have filed with the SEC registration statements on Form S-3 under the Securities Act covering the shares of common stock to be offered and sold by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statements, some of which is contained in exhibits to the registration statements. The registration statements, including the exhibits, can be read at the SEC web site or at the SEC offices referred to above. Any statement made or incorporated by reference into this prospectus supplement and the accompanying prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to either registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.

Filed pursuant to Rule 424(b)(3)
Registration No. 333-114938
PROSPECTUS

Quanta Services, Inc.

20,000,000 shares of common stock

     This prospectus includes 20,000,000 shares of common stock that are currently outstanding. All of these shares were issued and sold pursuant to private placements to the selling stockholder listed on page 9 of this prospectus. We are registering these shares of common stock pursuant to commitments to register the shares with the selling stockholder.

     We will not receive any proceeds from the sale of shares of common stock by the selling stockholder. The selling stockholder may sell the shares at prices determined by the prevailing market price for the shares or in negotiated transactions. The selling stockholder may also sell the shares to or with the assistance of broker-dealers who may receive compensation in excess of their customary commissions.

     Our common stock is quoted on The New York Stock Exchange under the symbol “PWR.” On June 30, 2004, the last reported sales price of our common stock on The New York Stock Exchange was $6.22 per share.

     We will pay the expenses of registering the shares.

     You should carefully consider the “Risks of Investing in Our Shares” section beginning on page 3 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

The date of this prospectus is June 30, 2004.

TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements	i
Summary	1
Risks of Investing in Our Shares	3
Proceeds from the Sale of Shares	9
Selling Stockholder	9
How the Shares May Be Distributed	11
Legal Matters	12
Experts	12
Where You Can Find More Information	13
Incorporation of Certain Documents by Reference	13

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “project,” “forecast,” “may,” “will,” “should,” “could,” “expect,” “believe” and other words of similar meaning. In particular, these include, but are not limited to, statements relating to the following:

•	projected operating or financial results;

•	expectations regarding capital expenditures;

•	the effects of competition in our markets;

•	the duration and extent of the current economic downturn; and

•	our ability to achieve cost savings.

     Any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions and by known or unknown risks and uncertainties, including the following:

•	quarterly variations in our operating results due to seasonality and adverse weather conditions;

•	the future possibility of an economic downturn;

•	our dependence on fixed price contracts;

•	materially adverse changes in economic conditions in the markets served by us or by our customers;

•	rapid technological and structural changes that could reduce the demand for the services we provide;

•	our ability to effectively compete for market share;

•	cancellation provisions within our contracts;

•	potential liabilities relating to occupational health and safety matters;

•	retention of key personnel and qualified employees;

•	the impact of our unionized workforce on our operations and acquisition strategy;

•	our growth outpacing our infrastructure;

•	potential exposure to environmental liabilities;

•	the cost of borrowing, availability of credit, debt covenant compliance and other factors affecting our financing activities;

•	our ability to generate internal growth;

•	the adverse impact of goodwill impairments;

•	replacement of our contracts as they are completed or expire;

•	our ability to effectively integrate the operations of our companies;

•	beliefs and assumptions about the collectibility of receivables;

•	beliefs or assumptions about the outlook for markets we serve; and

•	the other risks and uncertainties as are described under “Risks of Investing In Our Shares” and as may be detailed from time to time in our public filings with the Securities and Exchange Commission (SEC).

     Many of these factors will be important in determining our actual future results. Consequently, no forward-looking statement can be guaranteed. Our actual future results may vary materially from those expressed or implied in any forward-looking statements.

     All of our forward-looking statements, whether written or oral, are expressly qualified by these cautionary statements and any other cautionary statements that may accompany such forward-looking statements. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date of this prospectus.

ii

SUMMARY

     The following summary provides an overview of selected information about us. This summary is qualified in its entirety by the more detailed information, including our consolidated financial statements and related notes thereto, incorporated by reference in this prospectus. You should carefully consider this entire prospectus, including the “Risks of Investing In Our Shares” section, before making an investment decision.

     Quanta is a leading provider of specialized contracting services, offering end-to-end network solutions to the electric power, gas, telecommunications and cable television industries. Our comprehensive services include designing, installing, repairing and maintaining network infrastructure. Since Quanta began operations, we have made strategic acquisitions to expand our geographic presence, generate operating synergies with existing businesses and develop new capabilities to meet our customers’ evolving needs. For the year ended December 31, 2003, our end markets provided the following percentages of our revenues:

•	Electric power and natural gas (60%)

•	Telecommunications (15%)

•	Cable television operators (7%)

•	Ancillary services, including industrial, commercial and governmental customers (18%)

     Our primary services capabilities include the following:

•	Repair

•	Maintenance

•	Installation

•	Emergency Response

•	Design

•	Specialty Services

     Within the electric power and natural gas end markets, services we provide include: installation, repair and maintenance of electric power distribution networks, electric transmission lines and natural gas distribution systems; design and construction of substation projects; and storm damage restoration work. Within the telecommunications and cable television end markets, services we provide include: fiber optic, copper and coaxial cable installation and maintenance for video, data and voice transmission; design, construction and maintenance of DSL networks and switching systems; engineering and erection of wireless communications towers; and residential installation and customer connects for cable television, telephone and Internet services.

     We were founded in 1997 and began as a group of infrastructure services companies led by our Chief Executive Officer, John Colson. We completed our initial public offering in 1998 and since that time have expanded our geographic coverage and service capabilities through acquisitions and internal growth. Our operating structure allows for the flexibility of multiple operating units with the benefit of an organization with scale. Our units are managed on a decentralized basis, with units operated as individual profit centers. To leverage our scale and geographic reach, our operating units have incentives to cross-sell additional services of other operating units to customers. In addition, our business development group promotes and markets our services for prospective large national accounts and projects that require services from multiple business units.

     During 2002 and 2003, we took several actions to reduce costs. We conducted a comprehensive cost evaluation program the scope of which ranged from equipment utilization to cell phone expenses and has resulted in cost reductions at our units. In addition, we consolidated various operations where there were operational or regional synergies. We reduced salary and benefit costs through staff reductions at several levels of the organization and increased utilization of hourly employees.

     Financial and economic pressures have led our customers to return to their core competencies and focus on cost reductions, resulting in an increased focus on outsourcing services. We believe that we are adequately positioned to provide these services because of our proven full-service operating units with broad geographic reach, financial capability and technical expertise.

     Quanta is a Delaware corporation and our common stock is traded on The New York Stock Exchange under the symbol “PWR.” Our principal executive offices are located at 1360 Post Oak Boulevard, Suite 2100, Houston, Texas 77056, and our telephone number is (713) 629-7600. We maintain a website at www.quantaservices.com. Information on our website does not constitute a part of this prospectus.

RISKS OF INVESTING IN OUR SHARES

     You should consider the following risk factors, in addition to the other information presented in this prospectus and the documents incorporated by reference in this prospectus, in evaluating us, our business and an investment in the common stock. Any of the following risks, as well as other risks and uncertainties, could seriously harm our business and financial results and cause the value of the common stock to decline, which in turn could cause you to lose all or part of your investment.

Our operating results may vary significantly from quarter to quarter.

     We experience lower gross and operating margins during winter months due to lower demand for our services and more difficult operating conditions. Additionally, our quarterly results may also be materially and adversely affected by:

•	the timing and volume of work under new agreements;

•	regional or general economic conditions;

•	the budgetary spending patterns of customers;

•	payment risk associated with the financial condition of customers;

•	variations in the margins of projects performed during any particular quarter;

•	the termination of existing agreements;

•	costs we incur to support growth internally or through acquisitions or otherwise;

•	losses experienced in our operations not otherwise covered by insurance;

•	a change in the demand for our services caused by severe weather conditions;

•	a change in the mix of our customers, contracts and business;

•	increases in construction and design costs;

•	changes in bonding and lien requirements applicable to existing and new agreements;

•	the timing of acquisitions; and

•	the timing and magnitude of acquisition integration costs.

     Accordingly, our operating results in any particular quarter may not be indicative of the results that you can expect for any other quarter or for the entire year.

An economic downturn may lead to less demand for our services.

     If the general level of economic activity remains slow or deteriorates further, our customers may delay or cancel new projects. The telecommunications and utility markets experienced substantial change during 2002 as evidenced by an increased number of bankruptcies in the telecommunications market, continued devaluation of many of our customers’ debt and equity securities and pricing pressures resulting from challenges faced by major industry participants. These factors have contributed to the delay and cancellation of projects and reduction of capital spending that have impacted our operations and ability to grow at historical levels. A number of other factors, including financing conditions for and potential bankruptcies in the industries we serve, could adversely affect our customers and their ability or willingness to fund capital expenditures in the future or pay for past services. In addition, consolidation, competition or capital constraints in the electric power, gas, telecommunications or cable television industries may result in reduced spending by, or the loss of, one or more of our customers.

Our dependence upon fixed price contracts could adversely affect our business.

     We currently generate, and expect to continue to generate, a portion of our revenues under fixed price contracts. We must estimate the costs of completing a particular project to bid for fixed price contracts. The cost of labor and materials, however, may vary from the costs we originally estimated. These variations, along with other risks inherent in performing fixed price contracts, may cause actual revenue and gross profits for a project to differ from those we originally estimated and could result in reduced profitability or losses on projects. Depending upon the size of a particular project, variations from the estimated contract costs can have a significant impact on our operating results for any fiscal quarter or year.

Our industry is highly competitive.

     Our industry is served by numerous small, owner-operated private companies, a few public companies and several large regional companies. In addition, relatively few barriers prevent entry into some of our industries. As a result, any organization that has adequate financial resources and access to technical expertise may become one of our competitors. Competition in the industry depends on a number of factors, including price. Certain of our competitors may have lower overhead cost structures and may, therefore, be able to provide their services at lower rates than we are able to provide. In addition, some of our competitors have greater resources than we do. We cannot be certain that our competitors will not develop the expertise, experience and resources to provide services that are superior in both price and quality to our services. Similarly, we cannot be certain that we will be able to maintain or enhance our competitive position within our industry or maintain a customer base at current levels. We may also face competition from the in-house service organizations of our existing or prospective customers. Electric power, gas, telecommunications and cable television service providers usually employ personnel who perform some of the same types of services we do. We cannot be certain that our existing or prospective customers will continue to outsource services in the future.

We may incur liabilities relating to occupational health and safety matters.

     Our operations are subject to extensive laws and regulations relating to the maintenance of safe conditions in the workplace. While we have invested, and will continue to invest, substantial resources in our occupational health and safety programs, our industry involves a high degree of operational risk and there can be no assurance that we will avoid significant liability exposure. Although we have taken what we believe are appropriate precautions, we have suffered fatalities in the past and may suffer additional fatalities in the future. Claims for damages to persons, including claims for bodily injury or loss of life, could result in substantial costs and liabilities.

      The industries we serve are subject to rapid technological and structural changes that could reduce the demand for the services we provide.

     The electric power, gas, telecommunications and cable television industries are undergoing rapid change as a result of technological advances that could, in certain cases, reduce the demand for our services or otherwise negatively impact our business. New or developing technologies could displace the wireline systems used for voice, video and data transmissions, and improvements in existing technology may allow telecommunications and cable television companies to significantly improve their networks without physically upgrading them.

Failure to obtain or maintain necessary performance bonds could adversely affect our business.

     Contracts in the industries we serve often require performance bonds or other means of financial assurance to secure contractual performance. During 2002 and 2003, the market for performance bonds tightened significantly. If we are unable to obtain performance bonds or letters of credit in sufficient amounts or on acceptable terms, we might be precluded from entering into additional contracts with certain of our customers. Management believes that our current surety arrangements will satisfy all of our bonding needs for the foreseeable future, but there can be no assurance that such surety arrangements will be sufficient to satisfy all of our future bonding needs.

      Many of our contracts may be canceled on short notice, and we may be unsuccessful in replacing our contracts if they are cancelled or as they are completed or expire.

     We could experience a decrease in our revenue, net income and liquidity if any of the following occur:

•	our customers cancel a significant number of contracts;

•	we fail to win a significant number of our existing contracts upon re-bid;

•	we complete a significant number of non-recurring projects and cannot replace them with similar projects; or

•	we fail to reduce operating and overhead expenses consistent with any decrease in our revenue.

     Many of our customers may cancel our contracts on short notice, typically 30-90 days, even if we are not in default under the contract. Certain of our customers assign work to us on a project-by-project basis under master service agreements. Under these agreements, our customers often have no obligation to assign a specific amount of work to us. Our operations could decline significantly if the anticipated volume of work is not assigned to us. Many of our contracts, including our master service contracts, are opened to public bid at the expiration of their terms. There can be no assurance that we will be the successful bidder on our existing contracts that come up for bid.

We are self-insured against potential liabilities.

     Although we maintain insurance policies with respect to automobile, general liability, workers’ compensation and employers’ liability, those policies are subject to deductibles of $1,000,000 to $2,000,000 per occurrence, and we are primarily self-insured for all claims that do not exceed the amount of the applicable deductible. We also maintain a non-union employee related health care benefit plan that is subject to a deductible of $250,000 per claimant per year. Losses up to the deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, insurance liabilities are difficult to assess and estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, our business could be materially and adversely affected.

The departure of key personnel could disrupt our business.

     We depend on the continued efforts of our executive officers and on senior management of the businesses we acquire. Although we have entered into employment agreements with terms of one to three years with most of our executive officers and certain other key employees, we cannot be certain that any individual will continue in such capacity for any particular period of time. The loss of key personnel, or the inability to hire and retain qualified employees, could negatively impact our ability to manage our business. We do not carry key-person life insurance on any of our employees.

      Our unionized workforce could adversely affect our operations and our ability to complete future acquisitions.

     As of December 31, 2003, approximately 43% of our employees were covered by collective bargaining agreements. Although the majority of these agreements prohibit strikes and work stoppages, we cannot be certain that strikes or work stoppages will not occur in the future. Strikes or work stoppages would adversely impact our relationships with our customers and could cause us to lose business and decrease our revenue. In addition, our ability to complete future acquisitions could be adversely affected because of our union status for a variety of reasons. For instance, our union agreements may be incompatible with the union agreements of a business we want to acquire and some businesses may not want to become affiliated with a union based company.

Our business is labor intensive, and we may be unable to attract and retain qualified employees.

     Our ability to maintain our productivity and profitability will be limited by our ability to employ, train and retain skilled personnel necessary to meet our requirements. We may experience shortages of qualified journeyman linemen. We cannot be certain that we will be able to maintain an adequate skilled labor force necessary to operate efficiently and to support our growth strategy or that our labor expenses will not increase as a result of a shortage in the supply of these skilled personnel. Labor shortages or increased labor costs could impair our ability to maintain our business or grow our revenues.

Our business growth could outpace the capability of our corporate management infrastructure.

     We cannot be certain that our infrastructure will be adequate to support our operations as they expand. Future growth also could impose significant additional responsibilities on members of our senior management, including the need to recruit and integrate new senior level managers and executives. We cannot be certain that we can recruit and retain such additional managers and executives. To the extent that we are unable to manage our growth effectively, or are unable to attract and retain additional qualified management, we may not be able to expand our operations or execute our business plan.

We could have potential exposure to environmental liabilities.

     Our operations are subject to various environmental laws and regulations, including those dealing with the handling and disposal of waste products, PCBs, fuel storage and air quality. As a result of past and future operations at our facilities, we may be required to incur environmental remediation costs and other cleanup expenses. In addition, we cannot be certain that we will be able to identify or be indemnified for all potential environmental liabilities relating to any acquired business, property or assets.

      Opportunities within the government arena could lead to increased governmental regulation applicable to Quanta and unrecoverable start up costs.

     Most government contracts are awarded through a regulated competitive bidding process. As we pursue increased opportunities in the government arena management’s focus associated with the start up and bidding process may be diverted away from other opportunities. If we were to be successful in being awarded government contracts, a significant amount of costs could be required before any revenues were realized from these contracts. In addition, as a government contractor we would be subject to a number of procurement rules and other public sector liabilities, any deemed violation of which could lead to fines or penalties or a loss of business. Government agencies routinely audit and investigate government contractors. Government agencies may review a contractor’s performance under its contracts, costs structure, and compliance with applicable laws, regulations and standards. If government agencies determine through these audits or reviews that costs were improperly allocated to specific contracts, they will not reimburse the contractor for those costs or may require the contractor to refund previously reimbursed costs. Moreover, our internal controls may not prevent improper conduct. If government agencies determine that we engaged in improper activity, we may be subject to civil and criminal penalties. We also could experience serious harm to our reputation. Many government contracts must be appropriated each year. If appropriations are not made in subsequent years we would not realize all of the potential revenues from any awarded contracts.

We may not be successful in meeting the requirements of the Sarbanes-Oxley Act of 2002.

     The Sarbanes-Oxley Act of 2002 has introduced many new requirements applicable to Quanta regarding corporate governance and financial reporting. Among many other requirements is the requirement under Section 404 of the Act, beginning with the 2004 Annual Report, for management to report on the Company’s internal controls over financial reporting and for Quanta’s independent public accountants to attest to this report. During 2003, the Company commenced actions to ensure its ability to comply with these requirements, including but not limited to, the engaging of outside experts to assist in the evaluation of our controls, additional staffing requirements of our internal audit department and documentation of existing controls. In addition, the Company expects to continue to devote substantial time and incur substantial costs during 2004 to ensure compliance. There can be no assurance that we will be successful in complying with Section 404. Failure to do so could result in the reduced ability to obtain financing, the loss of customers, penalties and additional expenditures to meet the requirements.

We may not have access in the future to sufficient funding to finance desired growth.

     If we cannot secure additional financing in the future on acceptable terms, we may be unable to support our growth strategy. We cannot readily predict the ability of certain customers to pay for past services or the timing, size and success of our acquisition efforts. Using cash for acquisitions limits our financial flexibility and makes us more likely to seek additional capital through future debt or equity financings. Our existing debt agreements contain significant restrictions on our operational and financial flexibility, including our ability to incur additional debt, and if we seek more debt we may have to agree to additional covenants that limit our operational and financial flexibility. When we seek additional debt or equity financings, we cannot be certain that additional debt or equity will be available to us on terms acceptable to us or at all.

We may be unsuccessful at generating internal growth.

     Our ability to generate internal growth will be affected by, among other factors, our ability to:

•	expand the range of services we offer to customers to address their evolving network needs;

•	attract new customers;

•	increase the number of projects performed for existing customers;

•	hire and retain employees; and

•	open additional facilities.

     In addition, our customers may reduce the number or size of projects available to us due to their inability to obtain capital or pay for services provided. Many of the factors affecting our ability to generate internal growth may be beyond our control, and we cannot be certain that our strategies will be successful or that we will be able to generate cash flow sufficient to fund our operations and to support internal growth. If we are unsuccessful, we may not be able to achieve internal growth, expand our operations or grow our business.

Our results of operations could be adversely affected as a result of goodwill impairments.

     When we acquire a business, we record an asset called “goodwill” equal to the excess amount we pay for the business, including liabilities assumed, over the fair value of the tangible and intangible assets of the business we acquire. Through December 31, 2001, pursuant to generally accepted accounting principles, we amortized this goodwill over its estimated useful life of 40 years following the acquisition, which directly impacted our earnings. The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142 which provides that goodwill and other intangible assets that have indefinite useful lives not be amortized, but instead must be tested at least annually for impairment, and intangible assets that have finite useful lives should continue to be amortized over their useful lives. SFAS No. 142 also provides specific guidance for testing goodwill and other non-amortized intangible assets for impairment. SFAS No. 142 requires management to make certain estimates and assumptions to allocate goodwill to reporting units and to determine the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, investment rates, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Fair value is determined using a combination of the discounted cash flow, market multiple and market capitalization valuation approaches. Absent any impairment indicators, we perform our impairment tests annually during the fourth quarter. Future impairments, if any, will be recognized as operating expenses.

      We may be unsuccessful at integrating companies that we either have acquired or that we may acquire in the future.

     We cannot be sure that we can successfully integrate our acquired companies with our existing operations without substantial costs, delays or other operational or financial problems. If we do not implement proper overall business controls, our decentralized operating strategy could result in inconsistent operating and financial practices at the companies we acquire and our overall profitability could be adversely affected. Integrating our acquired companies involves a number of special risks which could have a negative impact on our business, financial condition and results of operations, including:

•	failure of acquired companies to achieve the results we expect;

•	diversion of our management’s attention from operational matters;

•	difficulties integrating the operations and personnel of acquired companies;

•	inability to retain key personnel of the acquired companies;

•	risks associated with unanticipated events or liabilities; and

•	potential disruptions of our business.

     If one of our acquired companies suffers customer dissatisfaction or performance problems, the reputation of our entire company could suffer.

      First Reserve’s investment in us may result in potential conflicts of interest with, or dilution of, existing stockholders.

     First Reserve Fund IX, L.P. (First Reserve) owned approximately 33.8% of the outstanding shares of our common stock as of June 30, 2004. First Reserve demanded the registration of the 20,000,000 shares of common stock registered by this prospectus. After the offering of all of the shares of common stock represented by this prospectus, First Reserve will own 16.5% of the outstanding shares of our common stock. By reason of such stock ownership, conflicts of interest may arise in the future between us and First Reserve and its affiliates with respect to, among other things, issuances of additional shares of voting securities or the payment of dividends. There are no contractual or other restrictions on the ability of First Reserve or its affiliates to pursue other investment opportunities in any of the industries we serve. In addition, First Reserve may have interests that could be in conflict with those of other stockholders.

      You are unlikely to be able to seek remedies against Arthur Andersen LLP, our former independent auditor.

     Our consolidated financial statements for the fiscal years ended prior to December 31, 2002 were audited by Arthur Andersen LLP, our former independent auditor. In June 2002 Arthur Andersen LLP was convicted of federal obstruction of justice charges in connection with its destruction of documents. As a result of its conviction, Arthur Andersen LLP has ceased operations and is no longer in a position to reissue its audit reports or to provide consent to include financial statements reported on by it in this prospectus. Because Arthur Andersen LLP has not reissued its reports and because we are not able to obtain a consent from Arthur Andersen LLP, you will have no effective remedy against Arthur Andersen LLP in connection with their role as our independent public accountants for the period covered by its previously issued reports. Even if you have a basis for asserting a remedy against, or seeking to recover from, Arthur Andersen LLP, we believe that it is unlikely that you would be able to recover damages from Arthur Andersen LLP.

      Certain provisions of our corporate governing documents could make an acquisition of our company more difficult.

     The following provisions of our certificate of incorporation and bylaws, as currently in effect, as well as our stockholder rights plan and Delaware law, could discourage potential proposals to acquire us, delay or prevent a change in control of us or limit the price that investors may be willing to pay in the future for shares of our common stock:

•	our certificate of incorporation permits our board of directors to issue “blank check” preferred stock and to adopt amendments to our bylaws;

•	our bylaws contain restrictions regarding the right of stockholders to nominate directors and to submit proposals to be considered at stockholder meetings;

•	our certificate of incorporation and bylaws restrict the right of stockholders to call a special meeting of stockholders and to act by written consent;

•	we are subject to provisions of Delaware law which prohibit us from engaging in any of a broad range of business transactions with an “interested stockholder” for a period of three years following the date such stockholder became classified as an interested stockholder; and

•	on March 8, 2000, we adopted, and have subsequently amended, a stockholder rights plan that could cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors or permitted by the stockholder rights plan.

PROCEEDS FROM THE SALE OF SHARES

     We will receive no proceeds from the sale of any or all of the shares being offered by the selling stockholder under this prospectus. We estimate we will spend approximately $77,000 in registering the offered shares.

SELLING STOCKHOLDER

     We are registering all 20,000,000 shares of common stock covered by this prospectus on behalf of the selling stockholder named in the table below. We issued the shares to the selling stockholder in a private placement. We have registered the shares to permit the selling stockholder and its respective pledgees, donees, transferees or other successors-in-interest that receive their shares from the selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when they deem appropriate.

     The table below identifies the selling stockholder and other information regarding the beneficial ownership of the common stock by the selling stockholder. The second column lists the number and percentage of shares of common stock beneficially owned by the selling stockholder as of June 30, 2004.

	Ownership of common				Ownership of common
	stock before offering			Number of	stock after offering
shares being
Selling stockholder	Number	Percentage		offered	Number	Percentage

First Reserve Fund IX, L.P.(1)	39,038,114(2)	33.8	%(3)	20,000,000	19,038,114	16.5%(3)

(1)	First Reserve GP IX, L.P. (GP IX) is the general partner of First Reserve and may be deemed to beneficially own all of the shares of common stock owned by First Reserve. First Reserve GP IX, Inc. (GP Inc.), as the general partner of GP IX, may be deemed to beneficially own all of the shares of common stock owned by First Reserve.

(2)	Consists of 38,916,204 shares of common stock held by First Reserve, 45,187 shares of common stock and options to purchase 15,000 shares of common stock issued to Ben A. Guill in his capacity as a director of Quanta and 61,723 shares of common stock issued to Thomas J. Sikorski in his capacity as a director of Quanta. GP Inc. may be deemed to beneficially own the aforementioned shares and options issued to Ben A. Guill and Thomas J. Sikorski.

(3)	The percentage above is obtained by using as the denominator 115,663,699 shares of common stock, comprised of 115,648,699 shares of common stock outstanding as of June 30, 2004 and options to purchase 15,000 shares issued to Ben A. Guill in his capacity as a director of Quanta.

The First Reserve Securities Purchase Agreement and Investor’s Rights Agreement

     On October 15, 2002, we entered into a Securities Purchase Agreement and an Investor’s Rights Agreement with First Reserve. Under the Securities Purchase Agreement, on October 15, 2002, First Reserve purchased 8,666,666 shares of common stock from Quanta at a purchase price of $3.00 per share. In addition, First Reserve agreed, subject to certain conditions, to purchase from Quanta 2,430,741 shares of Series E Preferred Stock. Each share of Series E Preferred Stock was convertible into ten shares of common stock, at a price per common stock share equivalent of not less than $3.00 nor more than $3.50, depending on the average closing price of Quanta’s common stock for a designated period of time prior to closing. On December 20, 2002, First Reserve purchased approximately 2.4 million shares of Series E Preferred Stock for $30.00 per share, and the shares of Series E Preferred Stock were converted into approximately 24.3 million shares of common stock on December 31, 2002.

     Under the Investor’s Rights Agreement, First Reserve is entitled to (i) designate up to three directors to Quanta’s board of directors, depending upon First Reserve’s total ownership in Quanta and certain other conditions, (ii) three demand registrations with respect to the common stock, (iii) unlimited “piggyback” registrations, and (iv) a preemptive right to purchase shares of common stock upon Quanta’s issuance of shares to third parties. First Reserve’s preemptive right allows it to purchase a proportionate number of shares of our common stock so that it may maintain the same voting percentage of our common stock that it had immediately prior to the issuance of our common stock or securities convertible into common stock to third parties. First Reserve’s purchase price for each share of our common stock purchased pursuant to this right equals the closing price per share of our common stock on the date of issuance of the shares of common stock or securities convertible into common stock to the third party. The Investor’s Rights Agreement also provides that (i) First Reserve shall not transfer any portion of its shares of our common stock to any competitor of Quanta, (ii) any transferee of shares constituting 15% or more of the voting securities of Quanta must assume in writing the obligations of First Reserve under the Investor’s Rights Agreement, and (iii) any permitted transfer will be exempt from Quanta’s Stockholders’ Rights Plan, provided that any transferee owning more than 5% of the voting securities of Quanta will not, as a result of the transfer, own more than 37% of the voting securities of Quanta. The shares offered by this prospectus are being offered pursuant to First Reserve’s demand registration rights in the Investor’s Rights Agreement.

HOW THE SHARES MAY BE DISTRIBUTED

     The purpose of this prospectus is to permit the selling stockholder or its assignees or transferees (collectively, the “selling stockholder”) to offer for sale or to sell the common shares covered by this prospectus at such time and at such prices as the selling stockholder, in its sole discretion, chooses. We will not receive any of the proceeds from these offerings or sales.

     The selling stockholder may sell or distribute some or all of its shares from time to time through one or more underwriters, dealers, brokers or other agents, by acting directly as principal for its own account, or by any other legally available means, to one or more purchasers in transactions on The New York Stock Exchange or other exchanges on which our common stock may be listed for trading, in privately negotiated transactions (including sales pursuant to pledges), in the over-the-counter market, in brokerage transactions, through the writing of options, or in a combination of these transactions. These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. The obligations of any underwriters or direct purchasers to purchase the common shares covered by this prospectus may be subject to conditions precedent specified in a prospectus supplement. Such transactions may be effected by the selling stockholder at market prices prevailing at the time of sale, at varying prices determined at the time of sale, at negotiated prices or at fixed prices, which may be changed.

     Underwriters, brokers, dealers, or their agents participating in such transactions may receive compensation in the form of discounts, concessions, or commissions from the selling stockholder or, if they act as agent for the purchaser of the shares, from the purchaser. Such discounts, concessions or commissions as to a particular broker, dealer or other agent might be in excess of those customary in the type of transaction involved. Any such underwriters, brokers, dealers or other agents that participate in such distribution may be deemed to be “underwriters” within the meaning of the Securities Act. In this case, any discounts, commissions or concessions received by any such underwriters, brokers, dealers or other agents might be deemed to be underwriting discounts and commissions under the Securities Act. The aggregate proceeds to the selling stockholder from the sale of the common shares covered by this prospectus will be the sale price of the shares, less any discounts and commissions.

     If applicable law requires, we will (i) provide a supplement to this prospectus to disclose the specific shares to be sold, the public offering price of the shares to be sold, the names of any underwriters, brokers, dealers or agents employed by the selling stockholder in connection with such sale, and any applicable discounts, concessions or commissions with respect to a particular transaction, and (ii) file a post-effective amendment to the registration statement of which this prospectus is a part to include any material information with respect to the plan of distribution not previously disclosed in such registration statement or any material change to such information in the registration statement.

     In connection with the offer and sale of the shares by the selling stockholder, various state securities laws and regulations require that any such offer and sale should be made only through the use of a broker-dealer registered as such in any state where a selling stockholder engages such broker-dealer and in any state where such broker-dealer intends to offer and sell shares. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with by us and by the selling stockholder.

     Under Regulation M of the Exchange Act, any person engaged in a distribution of the common shares offered hereby may not simultaneously engage in market-making activities with respect to our common shares for up to five business days prior to the commencement of such distribution. In addition, the selling stockholder will be subject to restrictions under the Exchange Act, including Rule 10b-5 and Regulation M, which may limit the timing of purchases and sales of any of the shares by the selling stockholder. All of the foregoing may affect the marketability of the shares offered hereby.

     We will pay all expenses of the registration of the offered securities, including SEC filing fees, expenses of compliance with state securities or “blue sky” laws, printing expenses, listing fees, fees and disbursements of our legal counsel and independent public accountants, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars, costs of insurance and reasonable out-of-pocket expenses, including, without limitation, all reasonable expenses incurred directly by the selling stockholder for one legal counsel. The selling stockholder will pay any underwriting fees, discounts and selling commissions. The selling stockholder will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act. The selling stockholder will indemnify us against certain civil liabilities, including certain liabilities under the Securities Act.

     Under agreements which may be entered into by the selling stockholder and/or us in connection with any sale of common shares pursuant to this prospectus, the underwriters, brokers, dealers or other agents that participate in the distribution of the common shares may be entitled to (i) indemnification by the selling stockholder and/or us against some liabilities; including liabilities under the Securities Act, or (ii) contribution with respect to payments which the underwriters, brokers, dealers or agents may be required to make relating to these liabilities. Any agreement in which the selling stockholder and/or we agree to indemnify underwriters, brokers, dealers and agents against civil liabilities will be described in a prospectus supplement.

     If so indicated in a prospectus supplement, the selling stockholder will authorize dealers or other persons acting as an agent to solicit offers by some institutions to purchase securities from the selling stockholder pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and others.

     There is at the present time no plan, arrangement or understanding between the selling stockholder and any underwriter, broker, dealer or agent regarding the sale of the common shares covered by this prospectus. The selling stockholder may decide not to sell any of the shares offered by the selling stockholder pursuant to this prospectus. In addition, we cannot assure you that the selling stockholder will not transfer, devise or give the common shares covered by this prospectus to a transferee by means not described in this prospectus.

     The selling stockholder also may resell all, or a portion of its shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided the selling stockholder meets the criteria and conforms to the requirements of such rule. Securities covered by this prospectus may also be sold to non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act rather than pursuant to this prospectus.

     Under the First Reserve Investor’s Rights Agreement, we are obligated to keep the registration statement of which this prospectus is a part effective until the earlier of such time as (i) all of the selling stockholder’s shares offered hereby have been disposed of in accordance with the intended methods of disposition set forth above, or (ii) one year after such registration statement becomes effective (such one-year period being subject to extension at our discretion).

LEGAL MATTERS

     Weil, Gotshal & Manges LLP has passed upon the validity of the common stock offered hereby on behalf of Quanta.

EXPERTS

     The consolidated financial statements of Quanta as of and for each of the two years in the period ended December 31, 2003, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     PricewaterhouseCoopers LLP’s report refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” and to its audit of the transitional disclosures for 2001, as more fully described in Note 2 to the financial statements. However, PricewaterhouseCoopers LLP was not engaged to audit, review or apply any procedures to the 2001 consolidated financial statements other than with respect to such disclosures.

     The consolidated financial statements of Quanta as of and for the year ended December 31, 2001, from our Annual Report on Form 10-K for the year ended December 31, 2003, incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent accountants, as stated in their reports appearing therein, and are incorporated by reference herein in reliance upon the authority of said firm as experts in auditing and accounting.

     We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our naming it in this prospectus or the shelf registration statement as having certified our consolidated financial statements for the period ended December 31, 2001, as required by Section 7 of the Securities Act. We have dispensed with the requirement to file its consent in reliance on the temporary relief provided by the SEC under Rule 437(a) of the Securities Act. Accordingly, you will not be able to sue Arthur Andersen LLP pursuant to Section 11(a) of the Securities Act and therefore your right of recovery under that section will be limited as a result of the lack of consent. Even if you have a basis for asserting a remedy against, or seeking to recover from, Arthur Andersen LLP, we believe that it is unlikely that you would be able to recover damages from Arthur Andersen LLP.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies can be obtained from the SEC upon payment of the prescribed fees. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. In addition, you can obtain information about us at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We “incorporate by reference” into this prospectus certain information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Any statement made in a document incorporated by reference in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes the statement. Any statement made in this prospectus is deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference in this prospectus, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We incorporate by reference the filings listed below, which have previously been filed with the SEC, and any future filings made with the SEC prior to the termination of this offering under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (other than current reports furnished under Item 9 or Item 12 (or Item 2.02 or Item 7.01) of Form 8-K unless specifically incorporated by reference by us). All of these filings, which contain important information about us, are considered a part of this prospectus.

•	Our annual report on Form 10-K for the year ended December 31, 2003, filed on March 15, 2004.

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2004, filed on May 10, 2004.

•	The description of our common stock contained in our registration statement on Form 8-A/ A, filed on February 6, 1998.

     You may obtain copies of documents incorporated by reference in this document, without charge, by writing to us at the following address or calling us at the telephone number listed below:

Quanta Services, Inc.

1360 Post Oak Boulevard, Suite 2100
Houston, Texas 77056
(713) 629-7600
Attention: Corporate Secretary

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the shares of common stock to be offered and sold by this prospectus. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits to the registration statement. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC offices referred to above. Any statement made or incorporated by reference into this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.

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